    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 18, 2003

                                                           Registration No. 333-

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ----------------

                           APRIA HEALTHCARE GROUP INC.
             (Exact Name of Registrant as Specified in its Charter)

          DELAWARE                                              33-0488566
(State or Other Jurisdiction                                 (I.R.S. Employer
     of Incorporation or                                  Identification Number)
        Organization)

                             26220 Enterprise Court
                              Lake Forest, CA 92630
                                 (949) 639-2000
               (Address, including Zip Code, and Telephone Number,
        including Area Code, of Registrant's Principal Executive Offices)

                            Robert S. Holcombe, Esq.
                             26220 Enterprise Court
                              Lake Forest, CA 92630
                                 (949) 639-2000
               (Address, including Zip Code, and Telephone Number,
                   including Area Code, of Agent for Service)


                                   Copies to:

                              Jeff R. Hudson, Esq.
                           Gibson, Dunn & Crutcher LLP
                             333 South Grand Avenue
                              Los Angeles, CA 90071
                                 (213) 229-7000



      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective and upon conversion of the 3 3/8% convertible senior notes due September 1, 2033.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

      If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box.[ ]


                         CALCULATION OF REGISTRATION FEE

                                                         PROPOSED        PROPOSED
                                                          MAXIMUM        MAXIMUM
                                       AMOUNT TO         AGGREGATE       AGGREGATE              AMOUNT
 TITLE OF EACH CLASS OF SECURITIES         BE              PRICE          OFFERING                OF
         TO BE REGISTERED              REGISTERED        PER UNIT          PRICE            REGISTRATION FEE
         ----------------              ----------        --------          -----            ----------------
3 3/8% Convertible Senior Notes
   due 2033                           $250,000,000(1)     100%(2)       $250,000,000(2)           $20,225

Common Stock, par value $0.001 per
   share                                 7,171,300(3)       N/A              N/A                     (4)


(1) The aggregate principal amount of 3 3/8% Convertible Senior Notes due 2033 that were issued by the Registrant on August 20, 2003.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(i) under the Securities Act, exclusive of accrued interest, if any.

(3) Represents the number of shares of the Registrant's common stock that are initially issuable upon conversion of the Convertible Senior Notes registered hereby. The estimated number of shares of common stock to be issued is based on an initial conversion ratio of 28.6852 shares of the Registrant's common stock per $1,000 principal amount of Convertible Senior Notes, and assumes conversion of all of the Convertible Senior Notes into shares of the Registrant's common stock. In addition to the shares set forth in this table, pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement also covers such additional number of shares of common stock as may be issuable from time to time upon the conversion of the Convertible Senior Notes as a result of stock splits, stock dividends, capitalizations or similar events and the antidilution provisions thereof.

(4) Pursuant to Rule 457(i) under the Securities Act of 1933, as amended, no additional registration fee is required with respect to the shares of common stock issuable upon conversion of the Convertible Senior Notes because no additional consideration will be received upon conversion.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 18, 2003

                           APRIA HEALTHCARE GROUP INC.

                                  $250,000,000
               3 3/8% CONVERTIBLE SENIOR NOTES DUE SEPTEMBER 1, 2033

                                       AND

                             SHARES OF COMMON STOCK
                      ISSUABLE UPON CONVERSION OF THE NOTES

                              --------------------

      This prospectus relates to up to $250 million in aggregate principal amount of 3 3/8% Convertible Senior Notes due 2033 (the "notes"), which may be offered and sold from time to time by certain of the securityholders of Apria Healthcare Group Inc. ("Apria" or "the company"). Apria issued the notes in a private placement at an issue price of $1,000 per note (100% of the principal amount at maturity) and received approximately $244.4 million in net proceeds upon issuance of the notes. Selling securityholders may use this prospectus to resell the notes and the shares of common stock issuable upon conversion of the notes as described in the "Plan of Distribution" Section beginning on page 53 of this prospectus.

      The notes bear interest at the rate of 3 3/8% per year. Interest on the notes is payable on September 1 and March 1 of each year, beginning on March 1, 2004. In addition, under certain circumstances, Apria will pay contingent interest on the notes, as described herein. The notes will be subject to United States federal income tax rules applicable to contingent debt instruments. See "Material U.S. Federal Income Tax Considerations" beginning on page 42. The notes will mature on September 1, 2033, unless earlier converted, redeemed or repurchased by Apria. Apria may redeem some or all of the notes at any time after September 8, 2010 at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest (and contingent interest and additional amounts, if any) to the redemption date. The holder of the notes may require Apria to repurchase some or all of the notes at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to, but excluding the applicable repurchase date on September 1, 2008, September 1, 2010, September 1, 2013, September 1, 2018, September 1, 2023 and September 1, 2028 or at any time prior to their maturity following a fundamental change as described in this prospectus. Apria will have the right, in lieu of paying cash, to pay the repurchase price due on September 1, 2010, September 1, 2013, September 1, 2018, September 1, 2023 or September 1, 2028 by delivering shares of its common stock or a combination of cash and shares of its common stock.

      The notes are convertible during certain periods by holders into shares of Apria common stock initially at a conversion rate of 28.6852 shares of common stock per $1,000 principal amount of notes, subject to adjustment in certain events, under the following circumstances: (1) during specified periods, if the price of Apria's common stock reaches, or the trading price of the notes falls below, specified thresholds described in this prospectus; (2) if Apria calls the notes for redemption; (3) upon the occurrence of certain corporate transactions; or (4) if the notes are assigned a rating, during any period in which the credit rating assigned to the notes falls below a specified rating or the notes are no longer rated by the rating agency that assigned the initial rating. Upon conversion, Apria will have the right to deliver, in lieu of common stock, cash or a combination of cash and common stock in the amounts described in this prospectus.

      Apria will not receive any of the proceeds from the sale of the notes or the shares hereunder. The selling securityholders may offer the notes and the shares of common stock issuable upon their conversion through public or private transactions, on or off the New York Stock Exchange, at prevailing market prices, or at privately negotiated prices. All costs, expenses and fees in connection with the registration of the notes will be borne by Apria.

      The notes are traded in the Private Offerings, Resales and Trading through Automatic Linkages Market, commonly referred to as the PORTAL Market. Apria does not intend to list the notes on any other national securities exchange or automated quotation system.

      Apria's common stock is listed on the New York Stock Exchange under the symbol "AHG." The last reported sale price of Apria's common stock on November 17, 2003 was $30.51 per share.

      YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" DISCUSSION BEGINNING ON PAGE 9 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE SECURITIES BEING OFFERED BY THIS PROSPECTUS.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                This date of this prospectus is November 18, 2003

                                TABLE OF CONTENTS


                                                                             Page
                                                                             ----
Forward-Looking Statements..................................................   1
Where You Can Find Additional Information;
  Incorporation Of Certain Information By Reference.........................   2
Prospectus Summary..........................................................   3
Risk Factors................................................................   9
Ratio Of Earnings To Fixed Charges..........................................  16
Use Of Proceeds.............................................................  16
Price Range Of Common Stock And Dividend Policy.............................  17
Description Of Notes........................................................  18
Description Of Apria's Capital Stock........................................  40
Material U.S. Federal Income Tax Considerations.............................  42
Selling Securityholders.....................................................  49
Plan Of Distribution........................................................  53
Legal Matters...............................................................  54
Experts.....................................................................  54

                           FORWARD-LOOKING STATEMENTS

      This prospectus (including the documents incorporated herein by reference) contains statements that are not based on historical facts. All of those forward-looking statements are uncertain. Apria has based those forward-looking statements on, among other things, projections and estimates regarding the economy in general, the healthcare industry and other factors that impact Apria's results of operations. These statements involve known and unknown risks, uncertainties and other factors that may cause Apria's actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statements. In some cases, forward-looking statements that involve risks and uncertainties contain terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or variations of these terms or other comparable terminology.

      Key factors that may have an impact on Apria include the following:

- trends and developments affecting the collectibility of accounts receivable;

- government legislative and budget developments which could affect reimbursement levels for products and services provided by Apria;

- the ongoing government investigation regarding patients covered by Medicare and other federal programs;

-     the effectiveness of Apria's operating systems and controls;

- healthcare reform and the effect of federal and state healthcare regulations;

-     pricing pressures from large payors;

- the successful implementation of the company's acquisition strategy and integration of acquired businesses;

-     the reasons discussed under "Risk Factors" of the prospectus; and

- other factors described in Apria's filings with the Securities and Exchange Commission.

      In addition, the military and national security activities in which the United States is currently engaged, have and could continue to have significant impacts on the United States economy and government spending priorities. The effects of any further such developments, including, but not limited to a prolonged occupation in Iraq, pose significant risks and uncertainties to Apria's business. Among other things, deficit spending by the government as the result of adverse developments in the economy and the costs of the military and national security activities could lead to increased pressure to reduce government expenditures for other purposes, including government-funded programs such as Medicare and Medicaid.

      In making forward-looking statements, Apria has made certain assumptions, including assumptions relating to reimbursement rates and policies, the costs associated with government regulation of the healthcare industry, the effects of competition and industry consolidation, internal growth and acquisitions and the outcome of various legal and regulatory proceedings. If the assumptions and estimates Apria has used differ materially from what actually occurs, then actual results could vary significantly from those projected in or implied by the forward-looking statements. Any forward-looking statement in this prospectus speaks only as of the date of this prospectus. Apria is under no duty to, and does not intend to, update or revise any of the forward-looking statements after the date of this prospectus except as may be required by law.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION;
                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      Apria files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission or the SEC. You may read and copy any document Apria files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Apria's SEC filings are also available to the public from the SEC's website at http://www.sec.gov. Apria's common stock is listed on the NYSE under the symbol "AHG" and all such reports, proxy statements and other information filed by Apria with the NYSE may be inspected at the NYSE's offices at 20 Broad Street, New York, New York, 10005.

      Apria "incorporates by reference" in this prospectus certain information that Apria files with the SEC, which means that Apria can disclose important information to you by referring you to another document that Apria has filed with the SEC. The information incorporated by reference is an important part of this prospectus. Any statement that is contained in this prospectus or a document incorporated by reference in this prospectus shall be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus modifies or supersedes such prior statement. Any such statement so modified or superseded shall not be considered, except as so modified or superseded, to constitute a part of this prospectus.

      Apria incorporates by reference the documents listed below and any filings Apria makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus but before the end of the offering made under this prospectus:

- Apria's annual report on Form 10-K for the fiscal year ended December 31, 2002;

- Apria's quarterly report on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003;

- Apria's current reports on Form 8-K as filed with the SEC on January 23, 2003, April 23, 2003 and August 18, 2003;

- The information set forth in Apria's definitive proxy statement for its 2003 annual meeting of stockholders under the caption "Approval of the 2003 Performance Incentive Plan;"

- Apria's Registration Statement on Form 8-A, as amended, filed on February 11, 1992 under Apria's prior name, Abbey Healthcare Group Incorporated; and

- Apria's Registration Statement on form S-3, filed on August 7, 2001, as amended.

      You should read the information relating to Apria in this prospectus together with the information in the documents incorporated by reference. Nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the SEC.

      Upon written or oral request, Apria will provide any person, including beneficial owners, to whom a copy of this prospectus is delivered, a copy of any documents incorporated by reference in this prospectus but not delivered along with this prospectus free of charge, excluding all exhibits, unless Apria specifically incorporated by reference an exhibit in this prospectus. Any such requests should be addressed to:

Apria Healthcare Group Inc.
Attention:  General Counsel
26220 Enterprise Court
Lake Forest, CA 92630
Telephone:  (949) 639-2000
Facsimile:  (949) 587-9075

The following summary provides an overview of selected information about Apria and the offering and may not contain all of the information that is important to you. This summary is qualified in its entirety by the more detailed information, including the financial data and related notes, included or incorporated by reference in this prospectus. You should carefully consider the information under the caption "Risk Factors" in this prospectus, before making an investment decision.

                               PROSPECTUS SUMMARY

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that Apria filed with the SEC using a "shelf" registration or continuous offering process. Under this shelf prospectus, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities the selling securityholders may offer. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus, and, in some cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the offering. That prospectus supplement may include a discussion of any risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

      This brief summary highlights selected information from this document. It does not contain all of the information that is important to potential investors. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find Additional Information" on page 2.

APRIA HEALTHCARE GROUP INC.

      Apria is one of the largest providers of home healthcare services in the U.S. with a broad service offering in home respiratory therapy, home infusion therapy and home medical equipment. Apria provides a variety of clinical services and related products and supplies to patients in all 50 states through approximately 425 branches. Through its geographic coverage and diversity of products and services, Apria can offer these services to the patient beneficiaries of national and regional managed care and government payors. In 2002, approximately 66% of Apria's revenue was derived from managed care payors, 28% from Medicare and 6% from Medicaid. Apria's payor mix provides a balance to government reimbursement changes.

      The aging U.S. population, the comparative cost of the acute care setting and the introduction of new technologies, which allow patients to receive medically appropriate care at home without sacrificing quality, have all contributed to the growth of Apria's service lines. Additionally, Apria has enhanced its growth with an acquisition strategy targeted in the respiratory therapy service line. Apria derived approximately 67% of its revenues from the respiratory therapy service line in 2002 and for the nine months ended September 30, 2003 compared to 18% from infusion therapy and 15% from home medical equipment.

      Apria operates each of its service lines across a common information systems platform for all its branches, which has led to enhanced financial controls, receivables collection and inventory management. These systems also enable Apria to service large managed care contracts and provide the utilization and cost reporting data required by these payors.

      The following table provides examples of the services and products that Apria offers:

     SERVICE LINE                      EXAMPLES OF SERVICES AND PRODUCTS
     ------------                      ---------------------------------
     Home respiratory therapy          Provision of oxygen systems,
                                       home ventilators, sleep apnea
                                       equipment, nebulizers and
                                       respiratory medications and
                                       related services

     Home infusion therapy             Intravenous administration of
                                       anti-infectives, pain
                                       management, chemotherapy,
                                       nutrients (also administered
                                       through a feeding tube) and
                                       other medications and related
                                       services

     Home medical equipment            Provision of patient safety
                                       items, and ambulatory and
                                       in-home equipment, such as
                                       wheelchairs and hospital beds

STRATEGY

      Apria is pursuing an operating strategy that is designed to increase its market share and improve its profitability. Key elements of this strategy are as follows:

- Maintain Focus on Existing Service Offerings. Apria continues to focus on growth in its core businesses of home respiratory therapy, home infusion therapy and home medical equipment. Apria believes that offering all three services with broad geographic coverage gives it a competitive advantage over its competitors with respect to the sale of these services to its managed care, hospital and certain physician customers and enables it to maintain a diversified revenue base. Apria plans to continue its emphasis on growth in the home respiratory therapy line, which historically has produced higher gross margins than the other service lines.

- Supplement Internal Growth with Selective Acquisitions. Apria continues to pursue strategically complementary acquisition opportunities, with an emphasis on home respiratory therapy businesses. Apria operates in a highly fragmented market, which provides an attractive opportunity to drive growth through acquisitions. During 2002, Apria completed 17 acquisitions comprised largely of respiratory therapy businesses for an aggregate consideration of $78.3 million and during the nine months ended September 30, 2003, Apria acquired 21 companies comprised largely of home respiratory therapy businesses for an aggregate consideration of $88.6 million.

- Reduce Costs and Increase Margins and Cash Flows. Apria's management team continues to develop and apply "best practices" and implement strategic programs throughout the company with the aim of achieving greater standardization and enhanced productivity. Success with such programs has resulted in reduced costs and increased margins and cash flow. Apria has implemented standardized clinical and delivery models, billing and collection practices and common operating procedures in its field locations and has centralized purchasing for inventory, patient service equipment and supplies. Apria continues to focus resources on identifying opportunities for further productivity improvements.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table presents Apria's historical ratios of earnings to fixed charges for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and for the nine months ended September 30, 2003.

                                                                     NINE MONTHS
                                     YEAR ENDED DECEMBER 31,            ENDED
                                 ------------------------------      SEPTEMBER 30,
                                 1998   1999  2000  2001   2002         2003
                                 ----   ----  ----  ----   ----         ----
Ratio(1).......................  --(2)  2.3x  2.8x   3.7x  9.9x          9.8x

(1) Computed by dividing pre-tax net income before fixed charges by fixed charges. Fixed charges means the sum of the following: interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness, and an estimate of the interest within rental expense.

(2)   Earnings were inadequate to cover fixed charges by $204.9 million.

                                  THE OFFERING

ISSUER..............................   Apria Healthcare Group Inc., a Delaware
                                       corporation.

SECURITIES OFFERED..................   $250,000,000 principal amount of 3 3/8%
                                       Convertible Senior Notes due 2033 and the
                                       shares of common stock that may be issued
                                       upon surrender and conversion of the
                                       notes.

MATURITY DATE.......................   September 1, 2033, unless earlier
                                       converted, redeemed or repurchased.

RANKING.............................   The notes are direct, unsecured and
                                       unsubordinated obligations of Apria. The
                                       notes rank equal in priority with all of
                                       Apria's existing and future unsecured and
                                       unsubordinated indebtedness and senior in
                                       right of payment to any subordinated
                                       indebtedness that Apria may incur in the
                                       future. The notes effectively rank junior
                                       to all of Apria's existing and future
                                       secured indebtedness to the extent of the
                                       value of the assets securing such
                                       indebtedness. In addition, Apria's rights
                                       and the rights of its creditors,
                                       including the holders of the notes, to
                                       participate in the assets of a subsidiary
                                       during its liquidation or reorganization
                                       are effectively subordinated to all
                                       existing and future liabilities of that
                                       subsidiary, including guarantees by the
                                       subsidiary of Apria's indebtedness. In
                                       addition to the notes, as of September
                                       30, 2003, Apria's long-term debt
                                       consisted of a $400 million senior
                                       secured credit facility with a syndicate
                                       of lenders. This credit facility is
                                       secured by substantially all of the
                                       assets of Apria and its subsidiaries and
                                       guaranteed by all of Apria's
                                       subsidiaries. As of September 30, 2003,
                                       Apria had $250.5 million outstanding
                                       under the credit facility. In addition,
                                       Apria's subsidiaries had additional
                                       liabilities of $135.8 million, excluding
                                       intercompany payables.

INTEREST............................   3 3/8% per year on the principal amount,
                                       payable semi-annually in arrears on
                                       September 1 and March 1 of each year,
                                       beginning March 1, 2004.

CONTINGENT INTEREST.................   Beginning with the period commencing on
                                       September 8, 2010 and ending February 28,
                                       2011, and for each of the six-month
                                       periods thereafter commencing on March 1,
                                       2011, Apria will pay contingent interest
                                       during the applicable interest period if
                                       the average trading price of the notes
                                       during the five trading days ending on
                                       the third day immediately preceding the
                                       first day of the applicable interest
                                       period equals or exceeds 120% of the
                                       principal amount of the notes. The amount
                                       of contingent interest payable per $1,000
                                       principal amount of notes during the
                                       applicable interest period will equal an
                                       annual rate of 0.25% of the average
                                       trading price of such $1,000 principal
                                       amount of notes during the applicable
                                       five-trading-day reference period,
                                       payable in arrears.

CONVERSION RIGHTS...................   You may convert the notes into shares of
                                       Apria's common stock at a conversion rate
                                       of 28.6852 shares per $1,000 principal
                                       amount of notes (equal to a conversion
                                       price of approximately $34.86 per share),
                                       subject to adjustment, only under the
                                       following circumstances:

                                       - during any fiscal quarter, if the
                                         last reported sale price of Apria's
                                         common stock is greater than or equal
                                         to 130% of the conversion price for at
                                         least 20 trading days in the period of
                                         30 consecutive trading days ending on
                                         the last trading day of the preceding
                                         fiscal quarter;

                                       - during the five business day period
                                         after a five consecutive trading day
                                         period in which the trading price per
                                         $1,000 principal amount of the notes
                                         for each day of that period was less
                                         than 98% of the product of the closing
                                         sale price per share of Apria's common
                                         stock and the applicable conversion
                                         rate;

                                      -  if the notes have been called for
                                         redemption by Apria;

                                      -  upon the occurrence of specified
                                         corporate transactions described under
                                         "Description of Notes--Conversion
                                         Rights--Conversion Upon Specified
                                         Corporate Transactions;" or

                                       - after the date, if ever, on which
                                         either Moody's Investors Service, Inc.
                                         or Standard & Poor's Rating Services
                                         assigns an initial credit rating to the
                                         notes, during any period in which the
                                         credit rating assigned to the notes by
                                         either Moody's or S&P is three or more
                                         rating subcategories below the initial
                                         credit rating assigned by Moody's or
                                         S&P, as the case may be, or any period
                                         in which the notes are no longer rated
                                         by either Moody's or S&P, as the case
                                         may be, if such ratings agency had
                                         previously rated the notes.

                                       The notes have not been assigned a credit rating by any rating agency. Apria does not intend and has no obligation to obtain a credit rating for the notes and there is no certainty that any such credit rating will be assigned to the notes.

                                       You will not receive any cash payment or additional shares representing accrued and unpaid interest upon conversion of a note, except in limited circumstances.
                                       Instead, interest, including contingent
                                       interest and additional amounts, if any, will be deemed paid by the common stock issued to you upon conversion. Notes called for redemption may be surrendered for conversion prior to the close of business on the second business day immediately preceding the redemption date.

                                       Upon conversion, Apria will have the
                                       right to deliver, in lieu of its shares
                                       of common stock, cash or a combination of cash and shares of common stock in amounts described under "Description of
                                       Notes--Conversion Rights--Payment Upon
                                       Conversion."

SINKING FUND........................   None

OPTIONAL REDEMPTION.................   Prior to September 8, 2010, the notes
                                       will not be redeemable. On or after
                                       September 8, 2010, Apria may redeem for
                                       cash some or all of the notes, at any
                                       time and from time to time, upon at least
                                       30 days' notice for a price equal to 100%
                                       of the principal amount of the notes to
                                       be redeemed plus any accrued and unpaid
                                       interest (including contingent interest,
                                       if any) to but excluding the redemption
                                       date.


REPURCHASE OF NOTES BY APRIA AT THE
OPTION OF THE HOLDER................   You may require Apria to repurchase some
                                       or all of your notes on September 1,
                                       2008, September 1, 2010, September 1,
                                       2013, September 1, 2018, September 1,
                                       2023 and September 1, 2028 at a
                                       repurchase price equal to 100% of the
                                       principal amount of the notes being
                                       repurchased, plus any accrued and unpaid
                                       interest, including contingent interest
                                       and additional amounts, if any, up to but
                                       excluding the applicable repurchase date.
                                       Any notes that Apria is required to
                                       repurchase on September 1, 2008 will be
                                       paid for in cash. For any notes that
                                       holders require Apria to purchase on
                                       September 1, 2010, September 1, 2013,
                                       September 1, 2018, September 1, 2023 or
                                       September 1, 2028, Apria may, at its
                                       option, pay the repurchase price in cash
                                       or shares of its common stock valued at
                                       the market price or a combination of cash
                                       and shares of its common stock.


FUNDAMENTAL CHANGE..................   If Apria undergoes a fundamental change
                                       (as defined in this prospectus) prior to
                                       maturity, you will have the right, at
                                       your option, to require Apria to
                                       repurchase some or all of your notes at a
                                       repurchase price equal to 100% of the
                                       principal amount of the notes being
                                       repurchased, plus any accrued and unpaid
                                       interest, including contingent interest
                                       and additional amounts, if any, up to but
                                       excluding the applicable repurchase date.


REGISTRATION RIGHTS.................   Apria agreed to file the shelf
                                       registration statement which this
                                       prospectus forms a part, with the SEC
                                       with respect to the notes and Apria's
                                       common stock issuable upon conversion of
                                       the notes.  Apria agreed to use its
                                       commercially reasonable efforts to cause
                                       the registration statement to be declared
                                       effective by the SEC no later than 180
                                       days after the first date of original
                                       issuance of the notes, or February 16,
                                       2004.  If the registration statement is
                                       not declared effective by February 16,
                                       2004, Apria will be required to pay
                                       additional amounts to the holders of the
                                       notes and holders of the common stock
                                       issued upon conversion thereof.


U.S.FEDERAL INCOME
 TAX CONSIDERATIONS.................   Under the indenture governing the notes,
                                       Apria agreed, and by acceptance of a
                                       beneficial interest in a note each
                                       holder of a note will be deemed to have
                                       agreed, to treat the notes as
                                       indebtedness for United States federal
                                       income tax purposes that is subject to
                                       the Treasury regulations governing
                                       contingent payment debt instruments. For
                                       United States federal income tax
                                       purposes, interest income on the notes
                                       will accrue at the

                                       rate of 8.625% per year, compounded
                                       semi-annually, which represents the
                                       yield on comparable noncontingent,
                                       nonconvertible, fixed rate debt
                                       instruments with terms and conditions
                                       otherwise similar to the notes that
                                       Apria would issue. A United States
                                       Holder (as defined in "Material U.S.
                                       Federal Income Tax Considerations") will be required to accrue interest income on a constant yield to maturity basis at this rate (subject to certain adjustments), with the result that a United States Holder generally will recognize taxable income significantly in excess of regular interest payments received while the notes are outstanding.

                                       A United States Holder will also
                                       recognize gain or loss on the sale,
                                       conversion, exchange or retirement of a
                                       note in an amount equal to the difference between the amount realized on the sale, conversion, exchange or retirement, including the fair market value of Apria's common stock received, and the United States Holder's adjusted tax basis in the note. Any gain recognized on the sale, conversion, exchange or retirement of a note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See
                                       "Material U.S. Federal Income Tax
                                       Considerations."

USE OF PROCEEDS.....................   The selling securityholders will receive
                                       all of the proceeds from the sale of the
                                       securities offered pursuant to this
                                       prospectus.  Apria will not receive any
                                       of the proceeds from the sale of the
                                       securities offered pursuant to this
                                       prospectus.

TRUSTEE, PAYING AGENT AND CONVERSION
AGENT...............................   U.S. Bank National Association

BOOK-ENTRY FORM.....................   The notes are issued in book-entry form
                                       and are represented by a global
                                       certificate or certificates deposited
                                       with, or on behalf of, The Depository
                                       Trust Company ("DTC") and registered in
                                       the name of a nominee of DTC. Beneficial
                                       interests in any of the notes will be
                                       shown on, and transfers will be effected
                                       only through, records maintained by DTC
                                       or its nominee and any such interest may
                                       not be exchanged for certificated
                                       securities except in limited
                                       circumstances.

TRADING.............................   The notes trade on The Portal Market of
                                       the National Association of Securities
                                       Dealers.  However, Apria can provide no
                                       assurances as to the liquidity of, or
                                       trading market for the notes.

NYSE SYMBOL FOR APRIA'S SHARES OF
COMMON STOCK........................   Apria's shares of common stock are listed
                                       on the New York Stock Exchange under the
                                       symbol "AHG."

                                  RISK FACTORS

      You should consider the following risk factors, in addition to the other information presented in this prospectus and the documents incorporated by reference in this prospectus, in particular, the information set forth in Apria's Form 10-Q for the quarterly period ended September 30, 2003 and Form 10-K for the annual period ended December 31, 2002, under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in evaluating Apria, Apria's business and an investment in the notes. Any of the following risks, as well as other risks and uncertainties, could seriously harm Apria's business and financial results and cause the value of the notes and common stock to decline, which in turn could cause you to lose all or part of your investment.

                       RISKS RELATING TO APRIA'S BUSINESS

COLLECTIBILITY OF ACCOUNTS RECEIVABLE--APRIA'S FAILURE TO MAINTAIN OR IMPROVE ITS CONTROLS AND PROCESSES OVER BILLING AND COLLECTING OR THE DETERIORATION OF THE FINANCIAL CONDITION OF ITS PAYORS COULD HAVE A SIGNIFICANT NEGATIVE IMPACT ON ITS RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

      The collection of accounts receivable is one of Apria's most significant challenges and requires constant focus and involvement by management and ongoing enhancements to information systems and billing center operating procedures. Further, some of Apria's payors may experience financial difficulties, or may otherwise not pay accounts receivable when due, resulting in increased write-offs. There can be no assurance that Apria will be able to maintain its current levels of collectibility and days sales outstanding in future periods. If Apria is unable to properly bill and collect its accounts receivable, its results will be adversely affected.

MEDICARE REIMBURSEMENT RATES--CONTINUED REDUCTIONS IN MEDICARE REIMBURSEMENT RATES COULD HAVE A MATERIAL ADVERSE EFFECT ON APRIA'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

      The Balanced Budget Act of 1997 contained several provisions that have affected Apria's Medicare reimbursement levels. Subsequent legislation--the Medicare Balanced Budget Refinement Act of 1999 and the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000--mitigated some of the effects of the original legislation. However, there are various pending issues, including pending legislation, that may further impact Medicare reimbursement to Apria in the future.

      The Balanced Budget Act of 1997 granted streamlined authority to the Secretary of the U.S. Department of Health and Human Services to increase or reduce the reimbursement for home medical equipment, including oxygen, by up to 15% each year under an inherent reasonableness authority. In December 2002, the Centers for Medicare and Medicaid Services, or CMS, issued an interim final rule that establishes a process by which such adjustments may be made. The rule applies to all Medicare Part B services except those paid under a physician fee schedule or a prospective payment system.

      In June 2003, the U.S. House of Representatives and the U.S. Senate passed alternative bills that, if enacted, would include provisions that would affect Medicare Part B reimbursement policies for items and services provided by Apria. Through mid-November, the two chambers worked to reconcile the differences between these bills, but it remains uncertain whether Congress can agree to a consensus Medicare bill that can be enacted this year. The Medicare bill that passed the House on June 27, 2003 would establish a competitive acquisition program for durable medical equipment, or DME, under Medicare Part B, which would include a number of items, therapies and drugs provided by Apria. Such a competitive bidding process, if implemented, could result in lower reimbursement rates, exclude certain items and services from coverage or impose limits on increases in reimbursement rates. In contrast, the Medicare bill passed by the Senate on June 27, 2003 would not impose a competitive acquisition system on DME. Rather, the Senate bill would place a 5-year freeze on annual payment increases for DME.

      The House and Senate Medicare bills of June 2003 would also take differing approaches to reimbursement for the types of prescription drugs typically provided by Apria under Medicare Part B. Under the House bill, reimbursement for the drug component of home infusion and inhalation therapies covered under Medicare Part B would be determined under the competitive acquisition program for DME. In contrast, the Senate bill would reduce the reimbursement level for prescription drugs (currently set at 95 percent of the average wholesale price) under Medicare Part B to the lesser of 85 percent of the average wholesale price or the widely available market price. Any such reductions below 85 percent of average wholesale price would be limited to no more than a 15 percent reduction each year. The Senate bill would enable the Medicare program to offset payment reductions for drugs by establishing additional payments for services rendered in providing home infusion drug therapy or to partially offset such reductions for home inhalation drug therapy.

      In a separate initiative, the Administrator of CMS has indicated that if Congress does not enact prescription drug pricing changes this year, CMS would implement drug reimbursement changes under its regulatory authority. On August 20, 2003 CMS issued a Notice of Proposed Rulemaking in which it outlined potential models for changing Part B reimbursement levels for covered drugs. It is not yet clear as to which model for reimbursement rate reductions will be effected or whether alternative or additional reductions will be proposed.

      Some states have already adopted, or are contemplating adopting, some form of the proposed alternate pricing methodology for certain drugs and biologicals under the Medicaid program. In at least 20 states, these changes have reduced the level of reimbursement received by Apria without a corresponding offset or increase to compensate for the service costs incurred. In several of those states, Apria has elected to stop accepting new Medicaid patient referrals for the affected drugs. The company is continuing to provide services to patients already on service, and for those who receive other Medicaid-covered respiratory, home medical equipment or infusion therapies.

      Since Medicare accounted for approximately 28% of Apria's net revenues for the fiscal year 2002, any further reduction in reimbursement rates could result in lower revenues, earnings and cash flows. Apria can provide no assurance to prospective investors that the reimbursement reductions described above, or that additional reductions, will not be made.

FEDERAL INVESTIGATION--THE OUTCOME OF THE FEDERAL GOVERNMENT'S INVESTIGATION OF APRIA'S MEDICARE AND OTHER BILLING PRACTICES COULD HAVE A MATERIAL NEGATIVE IMPACT ON APRIA'S OPERATIONS AND FINANCIAL CONDITION.

      Since mid-1998 Apria has been the subject of an investigation conducted by the U.S. Attorney's office in Los Angeles and the U.S. Department of Health and Human Services. The investigation concerns the documentation supporting Apria's billing for services provided to patients whose healthcare costs are paid by Medicare and other federal programs. Apria has been informed that the investigation is the result of civil qui tam litigation filed on behalf of the government against Apria. To date, the U.S. Attorney's office has not informed Apria of any decision to intervene in the qui tam actions; however, it could reach a decision with respect to intervention at any time.

      Government representatives and counsel for the plaintiffs in the qui tam actions asserted in July 2001 that, by a process of extrapolation from a sample of 300 patient files to all of Apria's billings to the federal government during the three-and-one-half year sample period, Apria could be liable to the government under the False Claims Act for more than $9 billion, consisting of extrapolated overpayment liability, treble damages and penalties of up to $10,000 for each allegedly false claim derived from the extrapolation. Apria has acknowledged that there may be errors and omissions in supporting documentation affecting a portion of its billings, however, it considers the assertions and amounts described above to be unsupported both legally and factually.

      Apria has been exchanging information and having discussions with government representatives in an attempt to explore whether it will be possible to resolve this matter on a basis that would be considered fair and reasonable by all parties. Apria cannot provide any assurances as to the outcome of these discussions, however, or as to the outcome of the qui tam litigation in the absence of a settlement. At this time management cannot estimate the possible loss or range of loss that may result from these proceedings and therefore has not recorded any related accruals.

      If a judge, jury or administrative agency were to determine that false claims were submitted to federal healthcare programs or that there were significant overpayments by the government, Apria could face civil and administrative claims for refunds, sanctions and penalties for amounts that would be highly material to its business, results of operations and financial condition, including the exclusion of Apria from participation in federal healthcare programs. Apria can provide no assurance as to the outcome of these proceedings.

OPERATING SYSTEMS AND CONTROLS--APRIA'S IMPLEMENTATION OF SIGNIFICANT SYSTEM MODIFICATIONS COULD HAVE A DISRUPTIVE EFFECT ON RELATED TRANSACTION PROCESSING AND COULD ULTIMATELY HAVE A SIGNIFICANT NEGATIVE IMPACT ON ITS RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

      Apria has developed the functionality that enables the infusion therapy business to operate on the same computer information system or "platform" as the respiratory therapy/home medical equipment business. Previously, the infusion therapy application operated on a separate platform which had limited support. The new system functionality has been introduced in four regions; the company-wide rollout is expected to continue into late 2003. Additionally, Apria completed the implementation of supply chain management software during 2002. Apria is working on the second phase of this project, which is the implementation of production and distribution planning software. Finally, Apria has effected certain changes to its systems in order to comply with the standard electronic transaction and code sets provisions of the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA. The implementation of these system changes could have a disruptive effect on related transaction processing.

GOVERNMENT REGULATION; HEALTHCARE REFORM--NON-COMPLIANCE WITH LAWS AND REGULATIONS APPLICABLE TO APRIA'S BUSINESS AND FUTURE CHANGES IN THOSE LAWS AND REGULATIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON APRIA.

      Apria is subject to stringent laws and regulations at both the federal and state levels, requiring compliance with burdensome and complex billing, substantiation and record-keeping requirements. Financial relationships between Apria and physicians and other referral sources are subject to strict and ambiguous limitations. In addition, the provision of services, pharmaceuticals and equipment are subject to strict licensing and safety requirements. Violations of these laws and regulations could subject Apria to severe fines, facility shutdowns and possible exclusion from participation in federal healthcare programs such as Medicare and Medicaid. Government officials and the public will continue to debate healthcare reform. Changes in healthcare law, new interpretations of existing laws, or changes in payment methodology may have a dramatic effect on Apria's business and results of operations.

COMPLIANCE WITH NEW REGULATIONS UNDER HIPAA, RELATING TO THE TRANSMISSION AND PRIVACY OF HEALTH INFORMATION COULD IMPOSE ADDITIONAL SIGNIFICANT COSTS ON APRIA'S OPERATIONS.

      Numerous federal and state laws and regulations govern the collection, dissemination, use and confidentiality of patient-identifiable health information, including HIPAA. HIPAA requires Apria to comply with standards for the use and disclosure of health information within the company and with third parties, such as payors, business associates and customers. These include standards for common healthcare electronic transactions and code sets, such as claims information, plan eligibility, payment information and the use of electronic signatures, and privacy and electronic security of individually identifiable health information. Each set of HIPAA regulations has a specified compliance date and requires healthcare providers, including Apria, in addition to health plans and clearinghouses, to develop and maintain policies and procedures with respect to protected health information that is used or disclosed.

      The HIPAA regulations mandate that standardized transaction and code sets be developed and used for electronic billing purposes by all payors in the United States, including both government and private health plans. While the Medicare program has historically used a uniform set of transaction codes for electronic claim submission and payment, certain billing codes have varied among the different state Medicaid programs and certain health plans. It is currently unknown whether every existing billing code used by certain Medicaid and private health plans for products provided in the home care setting will have a corresponding code in the final HIPAA transaction sets. Under HIPAA, authority for approving, modifying, adding or deleting codes lies solely with the Health Care Procedure Coding System or HCPCS panel, operating under the auspices of CMS. In mid-October 2003, the panel posted the revised HCPCS list for 2004 on its web site. The panel approved very few new codes. The probability that some payors will not be fully compliant by January 1, 2004 makes it likely that Apria will experience an increase in claim rejections or denials in early 2004, despite the fact that CMS has directed its DME regional carriers to deploy contingency plans that allow them to continue accepting former codes for an as-yet undetermined amount of time. Ultimately, this could impact the company's net revenue line and the collectibility of its accounts receivable. In addition, the absence of new codes for certain higher-cost respiratory products and services could have an impact on gross profit margins, since the panel only allows one code per certain equipment category, regardless of the actual equipment provided to the patients per a physician's prescription and patient preference.

The absence of standardized codes for products or services provided by Apria also may preclude the company from submitting electronic claims to certain payors. Such an outcome would require submitting paper claims, which could ultimately result in delays and difficulties in collecting these claims and could have a material adverse effect on Apria's financial position and operating results.

      If Apria does not comply with existing or new laws and regulations related to patient health information, the company could be subject to criminal or civil sanctions. New health information standards, whether implemented pursuant to HIPAA or otherwise, could have a significant effect on the manner in which Apria handles healthcare related data and communicates with payors, and the cost of complying with these standards could be significant.

REVOCATION OF CUSTOMER HOSPITAL SUPPLY NUMBERS MAY HAVE AN ADVERSE IMPACT ON THE COMPANY'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

      CMS officials have recently initiated actions to revoke the Medicare supplier numbers of a variety of DME suppliers, including eleven of Apria's current hospital customers. Under contractual arrangements, Apria provides home healthcare items and services to hospitals on a wholesale basis to service the hospitals' discharged patients. Apria bills the hospitals for all such items and services and the hospitals, in turn, bill patients and third party payors, including Medicare. In order for a hospital to bill Medicare for these home healthcare items and services, it must have a Medicare supplier number.

      In its revocation notices to Apria's eleven hospital customers, CMS has asserted that these contractual arrangements do not comply with certain Medicare regulations promulgating "supplier standards," adherence to which is required as a condition of having a supplier number. The government has construed the supplier standards to require a supplier to perform directly through its own employees some types of services that the hospitals have contracted to have Apria perform. The Medicare-funded revenues paid to Apria by the eleven hospital customers who have received revocation notices represent approximately one-half of one percent of the company's annual revenues. Apria believes its arrangements with hospitals are consistent with all applicable regulations and that CMS is acting improperly in revoking the hospitals' supplier numbers.

      The revocations are presently scheduled to become effective on December 8, 2003, but Apria and certain of the hospitals have requested that the revocations be delayed to allow for consideration of, and adequate time to transition to, other appropriate arrangements for the patients being served. Apria and certain of the hospitals are in discussions with CMS regarding the hospitals' retaining their Medicare supplier numbers and entering into alternative arrangements with Apria that would satisfy CMS' interpretation of the regulations. Under most of the alternative arrangements being considered, Apria's future revenues from the affected markets would be likely to decrease.

      The company cannot predict the outcome of these discussions with the government and the hospitals, however, and no assurance can be given that the ultimate resolution of this issue will not have an adverse effect on the company's financial results.

PRICING PRESSURES--APRIA BELIEVES THAT CONTINUED PRESSURE TO REDUCE HEALTHCARE COSTS COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY.

      The current market continues to exert pressure on healthcare companies to reduce healthcare costs, resulting in reduced margins for home healthcare providers such as Apria. Larger buyer and supplier groups exert additional pricing pressure on home healthcare providers. These include managed care organizations, which control an increasing portion of the healthcare economy. Apria has a number of contractual arrangements with managed care organizations and other parties, although no individual arrangement accounted for more than 10% of Apria's net revenues in 2002. Certain competitors of Apria may have or may obtain significantly greater financial and marketing resources than Apria. In addition, relatively few barriers to entry exist in local home healthcare markets. As a result, Apria could encounter increased competition in the future that may increase pricing pressure and limit its ability to maintain or increase its market share.

ACQUISITION STRATEGY--APRIA MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE ACQUIRED BUSINESSES, WHICH COULD HAVE AN ADVERSE EFFECT ON ITS RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

      Apria's strategic plan includes growth through the acquisition of other companies. Such growth involves a number of risks, including:

      -     difficulties in integration;

      - substantial diversion of management's attention from day-to-day operations;

      - the failure to realize anticipated benefits such as cost savings and revenue enhancements;

      - the assumption of liabilities of an acquired business (including unforeseen liabilities);

      - the potentially substantial transaction costs associated with acquisitions; and

      - difficulties related to assimilating the products, services, personnel and systems of an acquired business.

      In connection with past acquisitions, Apria has found that the labor-intensive patient qualification process and conversion of patient files onto Apria's billing systems can shift focus away from Apria's routine processes. These activities and the time required to obtain provider numbers from government payors often delay billing of the newly acquired business, which may delay cash collections. Moreover, excessive delays may make certain items uncollectible. The successful integration of an acquired business is also dependent on the size of the acquired business, condition of the patient files, complexity of system conversions and local management's execution of the integration plan. If Apria is not successful in integrating acquired businesses, its results will be adversely affected.

                           RISKS RELATED TO THE NOTES

APRIA MAY NOT HAVE THE FUNDS NECESSARY TO REPURCHASE THE NOTES UPON A REPURCHASE DATE OR UPON A FUNDAMENTAL CHANGE AS REQUIRED BY THE INDENTURE GOVERNING THE NOTES.

      On September 1, 2008, and following a fundamental change as described under "Description of Notes--Repurchase of Notes by Apria at Option of Holder upon a Fundamental Change," holders of the notes may require Apria to repurchase their notes for cash. In addition, on September 1, 2010, September 1, 2013, September 1, 2018, September 1, 2023 and September 1, 2028, holders of notes may require Apria to repurchase their notes, at Apria's option in cash or shares of its common stock or a combination thereof. A fundamental change may also constitute an event of default under, and result in the acceleration of the maturity of, Apria's then-existing indebtedness. Apria cannot assure you that it will have sufficient financial resources, or will be able to arrange financing, to pay the repurchase price in cash with respect to any notes tendered by holders for repurchase on any of these dates or upon a fundamental change. In addition, restrictions in Apria's then-existing credit facilities or other indebtedness may not allow it to repurchase the notes. Apria's failure to repurchase the notes when required would result in an event of default with respect to the notes.

      In addition, if a holder requires Apria to purchase all or a portion of its notes and Apria elects to deliver common stock in satisfaction of its obligation but fails to deliver such common stock, and Apria then becomes the subject of a bankruptcy proceeding, a holder may not be able to rescind its notice obligating Apria to purchase all or a portion of its notes, and a holder's claim may be subordinated to all of Apria's existing and future obligations. Furthermore, it is unclear how such a subordinated claim would be valued.

THE TRADING PRICES OF THE NOTES WILL BE SIGNIFICANTLY AFFECTED BY THE TRADING PRICES OF APRIA'S COMMON STOCK.

      Apria expects that the trading prices of the notes in the secondary market will be significantly affected by the trading prices of Apria's common stock, the general level of interest rates and Apria's credit quality. This may result in greater volatility in the trading prices of the notes than would be expected for nonconvertible debt securities.

      It is impossible to predict whether the price of Apria's common stock or interest rates will rise or fall. Trading prices of Apria's common stock will be influenced by Apria's operating results and prospects and by economic, financial, regulatory and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of equity securities generally, and sales of substantial amounts of common stock by Apria in the market after the offering of the notes, or the perception that such sales may occur, could affect the price of Apria's common stock.

THE NOTES WILL BE EFFECTIVELY SUBORDINATED TO THE LIABILITIES OF APRIA'S SUBSIDIARIES AND ANY OF APRIA'S INDEBTEDNESS THAT IS GUARANTEED BY APRIA'S SUBSIDIARIES.

      The notes will be effectively subordinated to all existing and future liabilities of Apria's subsidiaries and any of Apria's indebtedness that is guaranteed by Apria's subsidiaries. These liabilities may include indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations. Each of Apria's subsidiaries is a guarantor under Apria's senior secured credit facility, under which Apria may borrow up to $400.0 million. As of September 30, 2003, Apria had $250.5 million outstanding under its senior secured credit facility. Apria's rights and the rights of Apria's creditors, including the holders of the notes, to participate in the assets of any subsidiary upon that subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors and of the holders of any indebtedness or other obligations guaranteed by that subsidiary (including the lenders under Apria's senior secured credit facility), except to the extent that Apria may itself be a creditor with recognized claims against the subsidiary. However, even if Apria is a creditor of one of Apria's subsidiaries, Apria's claims would still be effectively subordinated to any security interests in, or mortgages or other liens on, the assets of that subsidiary and would be subordinate to any indebtedness of the subsidiary senior to that held by Apria. As of September 30, 2003, Apria's subsidiaries had liabilities of $135.8 million, excluding intercompany payables.

THE NOTES ARE UNSECURED AND, THEREFORE, ARE EFFECTIVELY SUBORDINATED TO ANY OF APRIA'S SECURED DEBT.

      The notes are not secured by any of Apria's assets or those of its subsidiaries. In addition, the notes are not guaranteed by Apria's subsidiaries. As a result, the notes are effectively subordinated to Apria's senior secured credit facility, which is secured by substantially all of the assets of Apria and its subsidiaries and guaranteed by Apria's subsidiaries. The notes would also be effectively subordinated to any other secured debt that Apria may incur. As of September 30, 2003, Apria had $250.5 million outstanding under Apria's senior secured credit facility and could incur up to $400 million of indebtedness under such senior secured facility. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of Apria's secured debt may assert rights against the secured assets in order to receive full payment of their debt before the assets may be used to pay the holders of the notes.

APRIA'S HOLDING COMPANY STRUCTURE MAY ADVERSELY AFFECT APRIA'S ABILITY TO MEET APRIA'S DEBT SERVICE OBLIGATIONS UNDER THE NOTES.

      Substantially all of Apria's consolidated assets are held by Apria's subsidiaries. Accordingly, Apria's cash flow and its ability to service Apria's debt, including the notes, depends on the results of operations of its subsidiaries and upon the ability of such subsidiaries to provide Apria cash, whether in the form of management fees, dividends, loans or otherwise, to pay amounts due on its obligations, including the notes. Apria's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose. In addition, dividends, loans or other distributions from such subsidiaries to Apria may be subject to contractual and other restrictions and are subject to other business considerations.

AN ACTIVE TRADING MARKET FOR THE NOTES MAY NOT DEVELOP.

      There is currently no public market for the notes. Apria does not intend to list the notes on any national securities exchange or automated quotation system. Apria cannot assure you that an active or sustained trading market for the notes will develop or that the holders will be able to sell their notes. The initial purchasers of the notes have informed Apria that they intend to make a market in the notes. However, the initial purchasers are not obligated to do so and may cease any market-making activities at any time in their sole discretion without notice.

      Moreover, even if you are able to sell your notes, Apria cannot assure you as to the price at which any sales will be made. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, Apria's operating results, the price of Apria's common stock and the market for similar securities. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of Apria's prospects or financial performance.

IF YOU HOLD NOTES, YOU WILL NOT BE ENTITLED TO ANY RIGHTS WITH RESPECT TO APRIA'S COMMON STOCK, BUT YOU WILL BE SUBJECT TO ALL CHANGES MADE WITH RESPECT TO APRIA'S COMMON STOCK.

      If you hold notes, you will not be entitled to any rights with respect to Apria's common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on Apria's common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to Apria's common stock only if and when Apria delivers shares of common stock to you upon conversion of your notes and, in limited cases, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to Apria's certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of Apria's common stock.

APRIA MAY ISSUE ADDITIONAL SHARES OF COMMON STOCK AND THEREBY MATERIALLY AND ADVERSELY AFFECT THE PRICE OF APRIA'S COMMON STOCK.

      Apria is not restricted from issuing additional common stock during the life of the notes. If Apria issues additional shares of common stock, the price of Apria's common stock and, in turn, the price of the notes may be materially and adversely affected.

THE CONDITIONAL CONVERSION FEATURES OF THE NOTES COULD RESULT IN YOU RECEIVING LESS THAN THE VALUE OF THE COMMON STOCK INTO WHICH A NOTE IS CONVERTIBLE.

      The notes are convertible into common stock only if specified conditions are met. If the specific conditions for conversion are not met, you may not be able to receive the value of the common stock into which the notes would otherwise be convertible.

THE SALE OF THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES COULD ADVERSELY AFFECT THE PRICE OF APRIA'S COMMON STOCK.

   The sale in the public market of the common stock issuable upon the conversion of some or all of the notes could adversely affect prevailing market prices of Apria's common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of Apria's common stock.

YOU SHOULD CONSIDER THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF OWNING THE NOTES.

      The notes will be characterized as contingent payment debt instruments for U.S. federal income tax purposes. Consequently, the notes will be treated as issued with original issue discount for U.S. federal income tax purposes, and you will be required to include such tax original issue discount in your gross income as it accrues regardless of your tax accounting. The amount of tax original issue discount required to be included by you in gross income for each year generally will be in excess of the payments and accruals on the notes for non-tax purposes and in advance of the receipt of cash or other property attributable thereto in that year.

      You will recognize gain or loss on the sale, purchase by Apria at your option, exchange, conversion or redemption of a note in an amount equal to the difference between the amount realized, including the fair market value of any Apria common stock received, and your adjusted tax basis in the note. Any gain recognized by you on the sale, purchase by Apria at your option, exchange, conversion or redemption of a note will be treated as ordinary interest income and any loss will be ordinary loss to the extent of the interest previously included in gross income and, thereafter, capital loss. Holders should consult their tax advisors regarding the deductibility of any such capital loss. A discussion of the United States federal income tax consequences of ownership for the notes is contained in this prospectus under the heading "Material U.S. Federal Income Tax Considerations."

                       RATIO OF EARNINGS TO FIXED CHARGES

      The following table presents Apria's historical ratios of earnings to fixed charges for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and for the nine months ended September 30, 2003.

                                                                   NINE MONTHS
                                     YEAR ENDED DECEMBER 31,           ENDED
                               ----------------------------------  SEPTEMBER 30,
                               1998    1999   2000   2001    2002      2003
                               ----    ----   ----   ----    ----      ----
Ratio(1).................      --(2)   2.3x   2.8x    3.7x   9.9x      9.8x

(1) Computed by dividing pre-tax net income before fixed charges by fixed charges. Fixed charges means the sum of the following: interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness, and an estimate of the interest within rental expense.

(2)   Earnings were inadequate to cover fixed charges by $204.9 million.



                                 USE OF PROCEEDS

      The selling securityholders will receive all of the proceeds from the sale of the securities offered pursuant to this prospectus. Apria will not receive any of the proceeds from the sale of the securities offered pursuant to this prospectus.

      The approximately $244.4 million received by Apia as net proceeds for the private placement of the notes in August 2003 was used to purchase approximately $100.0 million worth of shares of Apria common stock sold short by purchasers of the notes concurrently with their purchases of the notes in negotiated transactions. Apria intends to use the balance of such proceeds for general corporate purposes, which may include additional share repurchases and acquisitions in accordance with Apria's strategic growth strategy within the next 12 months.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Apria's common stock is traded on the New York Stock Exchange under the symbol "AHG." The following table reflects the range of the reported high and low sale prices on the NYSE Composite Tape for the periods indicated.

                                                           HIGH         LOW
                                                           ----         ---
YEAR ENDED DECEMBER 31, 2001:
  First quarter....................................     $  30.00     $  20.40
  Second quarter............................  .....        29.49        23.78
  Third quarter....................................        29.85        21.00
  Fourth quarter...................................        25.75        19.50
YEAR ENDED DECEMBER 31, 2002:
  First quarter....................................     $  24.95     $  20.79
  Second quarter...................................        28.50        20.25
  Third quarter....................................        25.50        18.80
  Fourth quarter...................................        25.68        20.75
YEAR ENDING DECEMBER 31, 2003:
  First quarter....................................     $  24.23     $  20.50
  Second quarter...................................        25.10        22.45
  Third quarter....................................        29.00        24.42
  Fourth quarter (through November 17, 2003).......        31.69        27.05

      On November 17, 2003, the last reported sale price for Apria's common stock on the New York Stock Exchange was $30.51 per share.

      Apria has not paid any dividends since its inception and does not intend to pay any dividends on its common stock in the foreseeable future. In addition, Apria is a party to a $400,000,000 senior secured credit facility that imposes numerous restrictions on Apria, including, but not limited to, a limitation on the payment of dividends. However, it is Apria's present intention to repurchase shares of its common stock from time to time, pursuant to the repurchase plans described herein.

                              DESCRIPTION OF NOTES

      Apria issued the notes under an indenture dated as of August 20, 2003, between Apria and U.S. Bank National Association, as trustee. The notes and the shares of common stock issuable upon conversion of the notes are covered by a registration rights agreement. You may request a copy of the indenture and the registration rights agreement from the trustee.

      The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this registration statement by reference. Apria urges you to read the indenture because it, and not this description, defines your rights as a holder of the notes.

      As used in this "Description of Notes" section, references to "Apria," "the company" and "issuer" refer only to Apria Healthcare Group Inc. and do not include its subsidiaries.

GENERAL

      The notes will mature on September 1, 2033 unless earlier converted, redeemed or repurchased. You have the option, subject to certain qualifications and the satisfaction of certain conditions and during the periods described below, to convert your notes into shares of Apria's common stock at an initial conversion rate of 28.6852 shares of common stock per $1,000 principal amount of notes. This is equivalent to an initial conversion price of approximately $34.86 per share of common stock. The conversion rate is subject to adjustment if certain events occur. Upon a surrender of your notes for conversion, Apria will have the right to deliver, in lieu of its shares of common stock, cash or a combination of cash and shares of common stock in amounts described below under " -- Payment Upon Conversion." Even if Apria elects to deliver shares of common stock upon conversion of a note, you will not receive fractional shares but a cash payment to account for any such fractional share. You will not receive any cash payment for interest, or contingent interest or additional amounts, if any, accrued and unpaid to the conversion date except under the limited circumstances described below.

      If any interest payment date, maturity date, redemption date or repurchase date, including upon the occurrence of a fundamental change, as described below, falls on a day that is not a business day, the required payment will be made on the next succeeding business day with the same force and effect as if made on the date that the payment was due, and no additional interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date or repurchase date, including upon the occurrence of a fundamental change, as described below, as the case may be, to that next succeeding business day.

      The notes were issued only in denominations of $1,000 principal amount and integral multiples thereof. References to "a note" or "each note" in this prospectus refer to $1,000 principal amount of the notes. The notes are limited to an aggregate principal amount of $250.0 million and were initially offered at a price to investors of $1,000 per note.

      As used in this registration statement, "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

      Any reference to "common stock" means the common stock, par value $0.001 per share, of Apria Healthcare Group Inc.

RANKING

      The notes are the direct, unsecured and unsubordinated obligations of Apria. The notes rank equal in priority with all of Apria's existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any subordinated indebtedness that Apria may incur in the future. The notes effectively rank junior to all of Apria's existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. In addition, Apria's rights and the rights of its creditors, including the holders of the notes, to participate in the assets of a subsidiary during its liquidation or reorganization are effectively subordinated to all existing and future liabilities of that subsidiary, including guarantees by the subsidiary of Apria's indebtedness. As of September 30, 2003, in addition to the notes, Apria's long-term debt consisted of a $400.0 million senior secured credit facility with a syndicate of lenders. This credit facility is secured by substantially all of the assets of Apria and its subsidiaries and guaranteed by all of Apria's subsidiaries. As of September 30, 2003, Apria had $250.5 million outstanding under the credit facility. In addition, Apria's subsidiaries had additional liabilities of $135.8 million, excluding intercompany payables.

INTEREST

      The notes bear interest at a rate of 3 3/8% per year. Apria will also pay contingent interest on the notes in the circumstances described under " -- Contingent Interest." Interest, including contingent interest and additional amounts, if any, shall be payable semi-annually in arrears on September 1 and March 1 of each year, commencing March 1, 2004.

      Interest on a note, including contingent interest and additional amounts, if any, will be paid to the person in whose name the note is registered at the close of business on the August 15 or February 15, as the case may be (each, a "record date"), immediately preceding the relevant interest payment date, whether or not such day is a business day; provided, however, that interest, including contingent interest and additional amounts, if any, payable upon redemption or repurchase by Apria will be paid to the person to whom principal is payable, unless the redemption date or repurchase date, as the case may be, is an interest payment date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months and will accrue from August 20, 2003 or from the most recent date to which interest has been paid or duly provided for.

CONTINGENT INTEREST

      Beginning with the period commencing on September 8, 2010 and ending on February 28, 2011, and for each of the six-month periods thereafter commencing on March 1, 2011, Apria will pay contingent interest on the interest payment date for the applicable interest period if the average trading price of the notes during the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the notes.

      On any interest payment date when contingent interest shall be payable, the contingent interest payable per note will equal 0.25% per year of the average trading price of such note during the applicable five trading-day reference period. For United States federal income tax purposes, the notes will constitute contingent payment debt instruments.

      Apria will notify the holders of the notes upon a determination that they will be entitled to receive contingent interest with respect to any six-month interest period.

      For purposes of this section, the "trading price" of a note on any date of determination shall be determined by Apria and shall be the average of the secondary market bid quotations per note obtained by the bid solicitation agent for $5.0 million aggregate principal amount of notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers Apria selects, provided that if:

      - at least three such bids are not obtained by the bid solicitation agent, or

      - in its reasonable judgment, the bid quotations are not indicative of the secondary market value of notes as of such determination date,

then the trading price for such determination date will equal (1) the applicable conversion rate of the notes as of such determination date multiplied by (2) the average last reported sale price (as defined below) of its common stock on the five trading days ending on such determination date.

      The bid solicitation agent will initially be the trustee. Apria may change the bid solicitation agent, but the bid solicitation agent will not be its affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by Apria to be willing to bid for the notes.

OPTIONAL REDEMPTION BY APRIA

      No sinking fund is provided for the notes. Prior to September 8, 2010, the notes will not be redeemable. On or after September 8, 2010, Apria may redeem the notes in whole or in part at any time for a redemption price in cash equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but excluding the redemption date.

      If the redemption date is an interest payment date, interest, including contingent interest and additional amounts, if any, shall be paid on such interest payment date to the record holder on the relevant record date.

      Notes or portions of notes called for redemption will be convertible by the holder until the close of business on the second business day prior to the redemption date. Apria's notice of redemption will inform the holders of its election to deliver shares of its common stock or to pay cash in lieu of delivery of common shares with respect to any notes or portions thereof converted prior to the redemption date.

      Apria will provide not less than 30 nor more than 60 days' notice of redemption by mail to each registered holder of notes to be redeemed. If the redemption notice is given and funds are deposited as required, then interest will cease to accrue on and after the redemption date on those notes or portions of notes called for redemption.

      If Apria decides to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate. If the trustee selects a portion of your notes for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be from the portion selected for redemption.

      Apria may not redeem the notes if it has failed to pay any interest, including contingent interest and additional amounts, if any, on the notes when due and such failure to pay is continuing. Apria will notify all of the holders if it redeems any of the notes.

CONVERSION RIGHTS

      Subject to the qualifications and the satisfaction of the conditions and during the periods described below, you may convert each of your notes into shares of common stock of Apria initially at a conversion rate of 28.6852 shares of common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $34.86 per share of common stock based on the issue price per note. The conversion rate and the equivalent conversion price in effect at any given time are referred to as the "applicable conversion rate" and the "applicable conversion price," respectively, and will be subject to adjustment as described below. You may convert fewer than all of your notes so long as the notes converted are an integral multiple of $1,000 principal amount. Upon surrender of a note for conversion, Apria may choose to deliver, in lieu of shares of its common stock, cash or a combination of cash and shares of common stock, as described below under " -- Payment Upon Conversion."

      You may convert your notes into shares of common stock of Apria only in the following circumstances, which are described in more detail below, and to the following extent:

      -     in whole or in part, upon satisfaction of a sale price condition;

      -     in whole or in part, upon satisfaction of a trading price condition;

      - if any of your notes are called for redemption, those notes, or portions thereof, that have been so called;

      - in whole or in part, upon the occurrence of specified corporate transactions; or

      -     in whole or in part, if a credit ratings event occurs.

      If Apria calls your notes for redemption, you may convert the notes only until the close of business on the second business day prior to the redemption date unless Apria fails to pay the redemption price. If you have already delivered a repurchase election with respect to a note as described under either " -- Repurchase of Notes by Apria at the Option of the Holder" or " -- Repurchase of Notes by Apria at Option of Holder upon a Fundamental Change," you may not surrender that note for conversion until you have withdrawn the repurchase election in accordance with the indenture.

      Upon conversion of a note, you will not receive any cash payment of interest, including contingent interest and additional amounts, if any, unless such conversion occurs between a regular record date and the interest payment date to which it relates. Even if Apria elects to deliver shares of common stock upon surrender of a note for conversion, Apria will not issue fractional shares of common stock. Instead, Apria will pay cash in lieu of fractional shares based on the last reported sale price of the common stock on the trading day prior to the conversion date. Apria's delivery to you of the full number of shares of its common stock into which a note is convertible, together with any cash payment for any fractional share, will be deemed to satisfy its obligation to pay:

      -     the principal amount of the note; and

      - accrued but unpaid interest, including contingent interest and additional amounts, if any, to but excluding the conversion date.

As a result, accrued but unpaid interest, including contingent interest and additional amounts, if any, up to but excluding the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited. For a discussion of your tax treatment upon receipt of common stock of Apria upon conversion, see "Material U.S. Federal Income Tax Considerations."

      Notwithstanding the preceding paragraph, if notes are converted after the close of business on a record date but prior to the opening of business on the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest, including contingent interest and additional amounts, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest, including contingent interest and additional amounts, if any, payable on the notes so converted; provided that no such payment need be made
(1) if Apria has specified a redemption date or a repurchase date relating to a fundamental change that is after a record date and prior to the next interest payment date or (2) to the extent of any overdue interest, including any contingent interest and additional amounts, if any, if any overdue interest exists at the time of conversion with respect to such note.

      If you convert notes, Apria will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of its common stock upon the conversion, unless the tax is due because you request the shares to be issued or delivered to another person, in which case you will pay that tax.

CONVERSION UPON SATISFACTION OF SALE PRICE CONDITION

      You may surrender your notes for conversion into common stock of Apria in any fiscal quarter, and only during such fiscal quarter, if the last reported sale price per share of Apria's common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter is greater than or equal to 130% of the applicable conversion price per share of Apria's common stock on such last trading day. Upon surrender of your notes for conversion, Apria will have the right to deliver, in lieu of shares of common stock, cash or a combination of cash and shares of common stock, as described below under " -- Payment Upon Conversion."

      The "last reported sale price" of common stock of Apria on any date means the closing sale price per share, or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices, on such date as reported in composite transactions for the principal United States securities exchange on which Apria's common stock is traded or, if Apria's common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq National Market. If the common stock of Apria is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the "last reported sale price" will be the last quoted bid price for Apria's common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau Incorporated or similar organization. If the common stock of Apria is not so quoted, the "last reported sale price" will be the average of the mid-point of the last bid and asked prices for Apria's common stock on the relevant date from each of at least three independent nationally recognized investment banking firms selected by Apria for this purpose.

CONVERSION UPON SATISFACTION OF TRADING PRICE CONDITION

      You may surrender your notes for conversion into shares of common stock of Apria prior to maturity during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the last reported sale price of Apria's common stock and the applicable conversion rate (the "trading price condition"); provided, however, that you may not convert your notes in reliance on this provision after September 1, 2028 if on any trading day during such measurement period the last reported sale price of Apria's common stock was between 100% and 130% of the then current conversion price of the notes. Upon surrender of your notes for conversion, Apria will have the right to deliver, in lieu of shares of common stock, cash or combination of cash and shares of common stock, as described below under " -- Payment Upon a Conversion."

      For purposes of this section, the "trading price" of the notes on any date of determination means the average of the secondary market bid quotations per note obtained by the trustee for $5.0 million aggregate principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers Apria selects, provided that if:

      - three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and

      - if only one such bid can reasonably be obtained by the trustee, that one bid shall be used.

If, as of such date of determination, the trustee cannot reasonably obtain at least one bid for $5.0 million aggregate principal amount of the notes from a nationally recognized securities dealer then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the last reported sale price of Apria's common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

      In connection with any conversion upon satisfaction of the above trading price condition, the trustee shall have no obligation to determine the trading price of the notes unless Apria has requested such determination; and Apria shall have no obligation to make such request unless you provide Apria with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the last reported sale price of Apria's common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes. At such time, Apria shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the last reported sale price of Apria's common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes.

CONVERSION UPON NOTICE OF REDEMPTION

      If Apria calls any or all of the notes for redemption, you may convert any of your notes that have been called for redemption into shares of Apria's common stock at any time prior to the close of business on the second business day prior to the redemption date. Upon surrender of your notes for conversion, Apria will have the right to deliver, in lieu of shares of common stock, cash or a combination of cash and shares of common stock, as described below under " -- Payment Upon Conversion."

CONVERSION UPON SPECIFIED CORPORATE TRANSACTIONS

      If Apria elects to:

      - distribute to all holders of Apria's common stock certain rights entitling them to purchase, for a period expiring within 45 days after the date of the distribution, shares of Apria's common stock at less than the last reported sale price of a share of Apria's common stock on the trading day immediately preceding the declaration date of the distribution; or

      - distribute to all holders of Apria's common stock, assets (including cash), debt securities or rights to purchase Apria's securities, which distribution has a per share value as determined by Apria's board of directors exceeding 10% of the last reported sale price of Apria's common stock on the trading day immediately preceding the declaration date for such distribution,

Apria must notify holders of the notes at least 20 business days prior to the ex-dividend date for such distribution. Once Apria has given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or any announcement that such distribution will not take place. No holder may exercise this right to convert if the holder otherwise will participate in the distribution without conversion. The "ex-dividend" date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer. Upon surrender of your notes for conversion, Apria will have the right to deliver, in lieu of shares of common stock, cash or a combination of cash and shares of common stock, as described below under " -- Payment Upon Conversion."

      In addition, if Apria is a party to a consolidation, merger or binding share exchange, in each case pursuant to which its common stock would be converted into cash or property other than securities, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual effective date of such transaction. If Apria engages in certain reclassifications of its common stock or is a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of its assets, in each case pursuant to which its common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into Apria's common stock will be changed into a right to convert a note into the kind and amount of cash, securities or other property which a holder would have received if the holder had converted its notes immediately prior to the applicable record date for such transaction. If Apria engages in any transaction described in the preceding sentence, the conversion rate will not be adjusted. If the transaction also constitutes a fundamental change, a holder can require Apria to redeem all or a portion of its notes as described under " -- Repurchase of Notes by Apria at Option of Holder upon a Fundamental Change."

CONVERSION UPON CREDIT RATINGS EVENT

      After the date, if ever, on which either Moody's Investors Service, Inc. or Standard & Poor's Rating Services assigns an initial credit rating to the notes, you will have the right to surrender any or all of your notes for conversion into shares of Apria's common stock during any period in which the credit rating assigned to the notes by either Moody's or S&P is three or more rating subcategories below the initial credit rating assigned by Moody's or S&P, as the case may be, or any period in which the notes are no longer rated by either Moody's or S&P, as the case may be, if such ratings agency had previously rated the notes. The notes have not been assigned a credit rating by any rating agency. Apria does not intend and has no obligation to obtain a credit rating for the notes and there is no certainty that any such credit rating will be assigned to the notes. Upon surrender of your notes for conversion, Apria will have the right to deliver, in lieu of shares of common stock, cash or a combination of cash and shares of common stock, as described below under " -- Payment Upon Conversion."

CONVERSION PROCEDURES

      To convert your note into common stock you must do each of the following:

      - complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice, and deliver this irrevocable notice to the conversion agent;

      -     surrender the note to the conversion agent;

      - if required, furnish appropriate endorsements and transfer documents;

      -     if required, pay all transfer or similar taxes; and

      - if required, pay funds equal to interest payable on the next interest payment date.

      The date you comply with these requirements is the conversion date under the indenture. If your interest is a beneficial interest in a global note, to convert you must comply with the last three requirements listed above and comply with the depositary's procedures for converting a beneficial interest in a global note.

      The conversion agent will, on your behalf, convert the notes into shares of common stock of Apria. You may obtain copies of the required form of the conversion notice from the conversion agent. A certificate, or a book-entry transfer through DTC, for the number of full shares of common stock of Apria into which any notes are converted, together with a cash payment for any fractional share, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date.

      As described below under " -- Payment Upon Conversion," Apria will have the right to deliver, in lieu of its shares of common stock, cash or a combination of cash and shares of common stock in amounts described below under " -- Payment Upon Conversion."

PAYMENT UPON CONVERSION

      Conversion on or Prior to a Redemption Notice Date or the Final Notice Date. In the event that Apria receives your notice of conversion on or prior to
(1) the redemption date, which is the date on which Apria gives notice of its optional redemption of notes as described under " -- Optional Redemption by Apria" or (2) the final notice date, which is the date that is 20 days prior to maturity, the following procedures will apply:

      - If Apria chooses to satisfy all or any portion of its obligation to convert the notes (the "conversion obligation") in cash, Apria will notify holders through the trustee of the dollar amount to be satisfied in cash, which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount, at any time on or before the date that is two business days following the conversion date. If Apria timely elects to pay cash for any portion of the shares otherwise issuable to holders upon conversion, holders may retract the conversion notice at any time during the two business days following the final day of the notice period described above (the "conversion retraction period"). No such retraction can be made, and a conversion notice shall be irrevocable, if Apria does not elect to deliver cash in lieu of shares, other than cash in lieu of fractional shares. Upon the expiration of a conversion retraction period, a conversion notice shall be irrevocable. If Apria elects to satisfy all or any portion of the conversion obligation in cash, and the conversion notice has not been retracted, then settlement, either in cash or in cash and shares, will occur on the business day following the final day of the 20 trading day period beginning on the day after the final day of the conversion retraction period (the "cash settlement averaging period"). If Apria does not elect to satisfy any part of the conversion obligation in cash, other than cash in lieu of any fractional shares, delivery of the common shares into which the notes are converted, and cash in lieu of any fractional shares will occur through the conversion agent as described above as soon as practicable on or after the conversion date.

      Settlement amounts will be computed as follows:

      - If Apria elects to satisfy the entire conversion obligation in shares, Apria will deliver to holders a number of shares equal to
            (i) the aggregate principal amount of notes to be converted divided by 1,000 multiplied by (ii) the applicable conversion rate. In addition, Apria will pay cash for any fractional common share based on the last reported sale price of the common shares on the trading day immediately preceding the conversion date.

            - If Apria elects to satisfy the entire conversion obligation in cash, Apria will deliver to holders cash in an amount equal to the product of:

                        - a number equal to (i) the aggregate principal amount of notes to be converted divided by 1,000 multiplied by (ii) the conversion rate, and

                        - the average last reported sale price of its shares of common stock during the cash settlement averaging period.

      If Apria elects to satisfy a fixed portion (other than 100%) of the conversion obligation in cash, Apria will deliver to holders the specified cash amount (the "cash amount") and a number of its shares of common stock equal to the greater of (i) zero and (ii) the excess, if any, of the number of shares calculated as if Apria elected to satisfy the entire conversion obligation in shares over the number of shares equal to the sum, for each day of the cash settlement averaging period, of (x) 5% of the cash amount, divided by (y) the last reported sale price of its shares of common stock. In addition, Apria will pay cash for all fractional common shares based on the average last reported sale price of its shares of common stock during the cash settlement averaging period.

      "Trading day" means a day during which trading in securities generally occurs on the New York Stock Exchange or, if Apria's common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which Apria's common stock is then listed or, if its common stock is not listed on a national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation System or, if its common stock is not quoted on the National Association of Securities Dealers Automated Quotation System, on the principal other market on which Apria's common shares is then traded; provided that no day on which trading of Apria's common shares is suspended on such exchange or other trading market will count as a trading day.

      Conversion After a Redemption Notice Date or the Final Notice Date. With respect to conversion notices that Apria receives after a redemption notice date or the final notice date, Apria will not send individual notices of its election to satisfy all or any portion of the conversion obligation in cash. If Apria elects to redeem all or a portion of the notes, its notice of redemption will inform the holders of its election to deliver shares of its common stock or cash with respect to notes converted prior to the redemption date as described below under " -- Optional Redemption." In addition, if Apria chooses to satisfy all or any portion of the conversion obligation with respect to conversions after the final notice date in cash, on or before the final notice date Apria will send a single notice to holders indicating the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount).

      In the event that Apria receives notice of conversion after a redemption notice date or the final notice date from holders of notes, settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under " -- Conversion On or Prior to a Redemption Notice Date or the Final Notice Date," except that the "cash settlement averaging period" shall be the 20 trading day period beginning on the trading day after the conversion date. If a conversion notice is received from holders of notes after a redemption notice date or the final notice date, such holders will not be allowed to retract the conversion notice. Settlement (in cash and/or shares) will occur on the business day following the final day of such cash settlement averaging period. If Apria does not elect to satisfy any part of the conversion obligation in cash, other than cash in lieu of any fractional shares, delivery of the common shares into which the notes are converted, and cash in lieu of any fractional shares, will occur through the conversion agent as described above as soon as practicable on or after the conversion date.

CONVERSION RATE ADJUSTMENTS

      The applicable conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

(1) the payment to all holders of common stock of dividends or other distributions payable in shares of Apria's common stock or its other capital stock;

(2) the issuance to all holders of Apria's common stock of rights, warrants or options, other than pursuant to any dividend reinvestment or share purchase plans, entitling them, for a period of up to 60 days from the date of issuance of the rights, warrants or options, to subscribe for or purchase common stock at less than the current market price thereof; provided, that the applicable conversion rate will be readjusted to the extent that such rights, warrants or options are not exercised prior to their expiration;

(3)   subdivisions, splits and combinations of Apria's common stock;

(4) distributions to all holders of Apria's common stock of evidences of its indebtedness, shares of capital stock, securities, cash, property or assets (excluding any dividend or distribution covered by clause (1) or (2) above); in the event that Apria makes a distribution to all holders of its common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of Apria, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the current market price of its common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted; or

(5) the successful completion of a tender or exchange offer made by Apria or any of its subsidiaries for shares of Apria's common stock which involves an aggregate consideration per share that exceeds its market capitalization divided by the total number of outstanding shares of common stock on the expiration of the tender or exchange offer.

      In the event that Apria makes a cash distribution described in clause (4) above, the conversion rate will be adjusted by dividing:

      -     the conversion rate, by

      - a fraction, (1) the numerator of which will be the current market price per share of its common stock and (2) the denominator of which will be the current market price per share of its common stock plus the amount per share of such distribution.

      If Apria adopts a rights plan while notes remain outstanding, holders of notes will receive, upon conversion of notes, in addition to shares of its common stock, the rights under the rights plan unless, prior to the conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from its common stock, in which case the applicable conversion rate will be adjusted at the time of separation as if Apria distributed to all holders of Apria's common stock shares of its common stock, evidences of indebtedness or assets described in clause (4) above, subject to readjustment upon the subsequent expiration, termination or redemption of the rights.

      In addition to these adjustments, Apria may increase the conversion rate as its board of directors deems advisable to avoid or diminish any income tax to holders of its capital stock resulting from any dividend or distribution of capital stock (or rights to acquire capital stock) or from any event treated as such for income tax purposes. Apria may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period of at least 20 days if its board of directors has determined that such increase would be in its best interests. If Apria's board of directors makes such a determination, it will be conclusive. Apria will give holders of notes at least 15 days' notice of such an increase in the conversion rate. For a discussion of the United States federal income tax treatment of an adjustment to the conversion rate of the notes, see "Material U.S. Federal Income Tax Considerations -- Interest Accruals on the Notes -- Constructive Dividends."

      The "current market price" per share of common stock on any day means the average of the last reported sale price for the 10 consecutive trading days from and including the ex-dividend trading with respect to the issuance or distribution requiring the computation. For purposes of this paragraph, the term "ex-dividend trading," when used with respect to any issuance or distribution, will mean the first date on which the common stock trades regular way on the applicable exchange or in the applicable market without the right to receive the issuance or distribution.

      No adjustment to the conversion rate or the ability of a holder of a note to convert will be made if the holder will otherwise participate in the distribution without conversion.

      The applicable conversion rate will not be adjusted:

      - upon the issuance of any shares of Apria's common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on its securities and the investment of additional optional amounts in shares of its common stock under any plan;

      - upon the issuance of any shares of Apria's common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by Apria or any of its subsidiaries;

      - upon the issuance of any shares of Apria's common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

      -     for a change in the par value of the common stock; or

      - for accrued and unpaid interest, including contingent interest and additional amounts, if any.

      Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. No adjustment to the applicable conversion rate will be required unless the adjustment would require an increase or decrease of at least 1.0% of the applicable conversion rate. However, any adjustments which are not required to be made because they would have required an increase or decrease of less than 1.0% will be carried forward and taken into account in any subsequent adjustment.

REPURCHASE OF NOTES BY APRIA AT THE OPTION OF THE HOLDER

      You have the right to require Apria to repurchase all or a portion of your notes on September 1, 2008, September 1, 2010, September 1, 2013, September 1, 2018, September 1, 2023 and September 1, 2028 (each, a "repurchase date").

      Apria will be required to repurchase any outstanding note for which you deliver a written repurchase notice to the paying agent (which will initially be the trustee). This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the business day prior to the repurchase date. You may withdraw your repurchase notice at any time prior to the close of business on the business day prior to the repurchase date. If a repurchase notice is given and withdrawn during that period, Apria will not be obligated to repurchase the notes listed in the notice. Apria's repurchase obligation will be subject to certain additional conditions described below.

      The repurchase price payable will be equal to 100% of the principal amount of the notes to be repurchased plus any accrued and unpaid interest, including contingent interest and additional amounts, if any, to but excluding the repurchase date.

      In the case of any notes that you require Apria to purchase on September 1, 2008, Apria is required to pay the repurchase price in cash. In the case of any notes that you require Apria to repurchase on September 1, 2010, September 1, 2013, September 1, 2018, September 1, 2023 or September 1, 2028, Apria may choose to pay the repurchase price in cash or shares of its common stock valued at the market price or a combination of cash and shares of its common stock. Apria's right to pay all or any of the repurchase price in shares of its common stock is subject to additional conditions specified below.

      If Apria elects for the September 1, 2010, September 1, 2013, September 1, 2018, September 1, 2023 or September 1, 2028 repurchase date to pay the repurchase price in whole or in part in shares of common stock, the number of shares of common stock to be delivered by Apria will be equal to the portion of the purchase price to be paid in shares of common stock divided by the market price of Apria's common stock. The market price of Apria's common stock will be determined prior to the applicable repurchase date, as described below. If Apria elects to pay the repurchase price in whole or in part in shares of common stock, Apria will pay cash in lieu of fractional shares in an amount based upon the market price of its common stock.

      As used under this caption, "market price" means, with respect to any repurchase date, the average of the last reported sale price per share of Apria's common stock for the 20 consecutive trading days ending on the third business day prior to the applicable repurchase date (or, if such third business day is not a trading day, then ending on the last trading day prior to such third business day), appropriately adjusted to take into account the occurrence, during the period commencing on the first trading day of such 20 trading-day period and ending on the applicable repurchase date of any event requiring an adjustment of the conversion rate under the indenture.

      Because the market price of Apria's common stock is determined prior to the applicable repurchase date, you will bear the market risk with respect to the value of the shares of its common stock, if any, to be received from the date the market price is determined to the date you receive such shares. In addition, the market price of Apria's common stock is an average price rather than the price as of a single date.

      On or before the 25th business day prior to each repurchase date, Apria will provide to the trustee, the paying agent and all holders of notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

      -     the repurchase price;

      -     the last date on which a holder may exercise the repurchase right;

      -     the repurchase date;

      - whether Apria will pay the repurchase price in cash, in shares of its common stock or any combination thereof, specifying the percentage or amounts of each;

      - if Apria elects to pay the repurchase price in whole or in part with shares of its common stock, the method of calculating the market price of its common stock;

      -     the name and address of the paying agent and the conversion agent;

      - the applicable conversion rate and any adjustments to the applicable conversion rate;

      - that the notes with respect to which a repurchase election has been given by the holder may be converted only if the holder withdraws the repurchase election in accordance with the terms of the indenture; and

      - the procedures that holders must follow to require Apria to repurchase their notes.

      Your notice electing to require Apria to repurchase notes must state:

      - if certificated notes have been issued, the note certificate numbers of the notes to be repurchased;

      - the portion of the principal amount of notes to be repurchased, which must equal $1,000 or an integral multiple thereof;

      - that the notes are to be repurchased by Apria pursuant to the applicable provisions of the notes and the indenture; and

      - if Apria has elected to pay the repurchase price in shares of its common stock but the repurchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment in common stock is not satisfied prior to the close of business on the business day immediately preceding the repurchase date, whether you elect:

      - to withdraw the repurchase election as to some or all of the notes to which it relates; or

      - to receive cash in respect of the entire repurchase price for all notes subject to the repurchase election.

      If you fail to indicate your choice with respect to this election, you will be deemed to have elected to receive cash in respect of the entire repurchase price for all notes subject to the repurchase election in these circumstances. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see "Material U.S. Federal Income Tax Considerations."

      If your notes are not in certificated form, your repurchase notice must comply with appropriate DTC procedures.

      No notes may be repurchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the repurchase price of the notes.

      You may withdraw any repurchase notice in whole or in part by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day prior to the repurchase date. The withdrawal notice must state:

      -     the principal amount of the withdrawn notes;

      - if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

      - the principal amount, if any, which remains subject to the repurchase notice.

      If your notes are not in certificated form, your withdrawal notice must comply with appropriate DTC procedures.

      To receive payment of the repurchase price, you must either effect book-entry transfer of your notes or deliver your notes, together with necessary endorsements, to the office of the paying agent after delivery of your repurchase notice. Payment of the repurchase price for a note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note.

      If the paying agent holds money or securities sufficient to pay the repurchase price of the notes on the business day following the repurchase date, then, on and after such date:

      - the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes has been made or the notes have been delivered to the paying agent); and

      - all other rights of the holders will terminate (other than the right to receive the repurchase price upon transfer or delivery of the notes).

      Apria's right to pay the repurchase price for notes in whole or in part in shares of its common stock is subject to various conditions, including:

      - Apria providing timely written notice, as described above, of its election to pay all or part of the repurchase price in shares of common stock;

      - Apria's common stock being then listed on a national or regional securities exchange or quoted on the Nasdaq Automated Quotation System;

      - information necessary to calculate the market price of Apria's common stock being published in a daily newspaper of national circulation or being otherwise readily publicly available;

      - registration of the shares of Apria's common stock under the Securities Act or the Exchange Act, in each case if required; and

      - Apria obtaining any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

      If the required conditions are not satisfied with respect to a holder prior to the close of business on the business day immediately preceding the repurchase date, Apria will pay the repurchase price for such holder's notes entirely in cash. Apria may not change its election with respect to the form in which Apria will pay the repurchase price once Apria has given the notice that Apria is required to give, except as described in the preceding sentence.

      Apria will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of its repurchase notice. If then required by the applicable rules, Apria will file a Schedule TO or any other schedule required in connection with any offer by Apria to repurchase the notes.

REPURCHASE OF NOTES BY APRIA AT OPTION OF HOLDER UPON A FUNDAMENTAL CHANGE

      If a fundamental change (as defined below in this section) occurs at any time prior to the maturity date, you will have the right, at your option, to require Apria to repurchase any or all of your notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000. The fundamental change repurchase price Apria is required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but excluding the fundamental change repurchase date.

      A "fundamental change" will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

      - a "person" or "group" within the meaning of Section 13(d) of the Exchange Act other than Apria, its subsidiaries or Apria or its subsidiaries employee benefit plans, files a Schedule TO or any other schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of more than 50% of the total voting power of all shares of Apria's capital stock that are entitled to vote generally in the election of directors; or

      - consummation of any share exchange, consolidation or merger of Apria or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of Apria and its subsidiaries, taken as a whole, to any person other than Apria or one or more of its subsidiaries, pursuant to which its common stock will be converted into cash, securities or other property; provided, however, that a transaction where the holders of Apria's voting capital stock immediately prior to such transaction have directly or indirectly more than 50% of the aggregate voting power of all shares of capital stock of the continuing or surviving corporation or transferee entitled to vote generally in the election of directors immediately after such event shall not be a fundamental change.

      A fundamental change will not be deemed to have occurred in respect of either of the foregoing, however, if either:

      - the last reported sale price of Apria's common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the fundamental change or the public announcement thereof, equals or exceeds 105% of the applicable conversion price of the notes immediately before the fundamental change or the public announcement thereof; or

      - at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the fundamental change consists of shares of capital stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a fundamental change (these securities being referred to as "publicly traded securities") and as a result of this transaction or transactions the notes become convertible into such publicly traded securities.

      For purposes of the above paragraph the term "capital stock" of any person means any and all shares (including ordinary shares or American Depositary Shares), interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

      On or before the 15th day after the occurrence of a fundamental change, Apria will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice shall state, among other things:

      -     the events causing a fundamental change;

      -     the date of the fundamental change;

      -     the last date on which a holder may exercise the repurchase right;

      -     the fundamental change repurchase price;

      -     the fundamental change repurchase date;

      -     the name and address of the paying agent;

      - the applicable conversion rate and any adjustments to the applicable conversion rate;

      - that the notes with respect to which a fundamental change repurchase election has been given by the holder may be converted only if the holder withdraws the fundamental change repurchase election in accordance with the terms of the indenture; and

      - the procedures that holders must follow to require Apria to repurchase their notes.

      To exercise the repurchase right, you must deliver prior to the close of business on the business day immediately preceding the fundamental change repurchase date, subject to extension to comply with applicable law, the notes to be repurchased, duly endorsed for transfer, together with a written repurchase election and the form entitled "Form of Fundamental Change Repurchase Notice" on the reverse side of the notes duly completed, to the paying agent. Your repurchase election must state:

      - if certificated notes have been issued, the certificate numbers of the notes to be delivered for repurchase;

      - the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

      - that the notes are to be repurchased by Apria pursuant to the applicable provisions of the notes and the indenture.

      If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

      No notes may be repurchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change repurchase price of the notes.

      You may withdraw any repurchase election, in whole or in part, by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change repurchase date. The notice of withdrawal shall state:

      -     the principal amount of the withdrawn notes;

      - if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

      - the principal amount, if any, which remains subject to the repurchase notice.

      If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

      Apria will be required to repurchase the notes no later than 30 days after the date of its notice of the occurrence of the relevant fundamental change subject to extension to comply with applicable law. You will receive payment of the fundamental change repurchase price promptly following the later of the fundamental change repurchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the fundamental change repurchase price of the notes on the business day following the fundamental change repurchase date, then:

      - the notes will cease to be outstanding and interest will cease to accrue, whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent; and

      - all other rights of the holders will terminate, other than the right to receive the fundamental change repurchase price upon delivery or transfer of the notes.

      Apria will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of its repurchase of notes upon a fundamental change. If then required by the applicable rules, Apria will file a Schedule TO or any other schedule required in connection with any offer by Apria to repurchase the notes.

      The rights of the holders to require Apria to repurchase their notes upon a fundamental change could discourage a potential acquirer of Apria. The fundamental change repurchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of Apria's common stock, to obtain control of Apria by any means or part of a plan by management to adopt a series of anti- takeover provisions. Instead, the fundamental change purchase feature is a standard term contained in other offerings of debt securities similar to the notes that have been marketed by the initial purchasers. The terms of the fundamental change repurchase feature resulted from negotiations between the initial purchasers and Apria.

      The term "fundamental change" is limited to specified transactions and may not include other events that might adversely affect Apria's financial condition. In addition, the requirement that Apria offers to repurchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Apria.

      The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of Apria's consolidated assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of the notes to require Apria to repurchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of Apria's assets may be uncertain.

      If a fundamental change were to occur, Apria may not have enough funds to pay the fundamental change repurchase price. If Apria fails to repurchase the notes when required following a fundamental change, Apria will be in default under the indenture. In addition, Apria has, and may in the future incur, other indebtedness with similar change in control provisions permitting its holders to accelerate or to require Apria to purchase its indebtedness upon the occurrence of similar events or on some specific dates.

MERGER AND SALE OF ASSETS BY APRIA

      The indenture provides that Apria may not consolidate with or merge with or into any other person or sell, convey, transfer or lease its properties and assets substantially as an entirety to another person, unless:

      - Apria is the surviving person or the resulting, surviving or transferee person, if other than Apria, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

      - the successor person assumes all of its obligations under the notes and the indenture;

      - immediately after giving effect to such transaction, there is no event of default or event that, with notice or passage of time or both, would become an event of default; and

      - Apria has delivered to the trustee an officers' certificate and an opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.

      Upon any permitted consolidation, merger, conveyance, transfer or lease, the resulting, surviving or transferee person shall succeed to and be substituted for Apria, and may exercise its rights and powers under the indenture and the notes, and after any such contemplated transaction, Apria will be relieved of all obligations and covenants under the indenture and the notes.

EVENTS OF DEFAULT; NOTICE AND WAIVER

      The following will be events of default under the indenture:

      - Apria fails to pay principal of the notes when due at maturity, upon redemption, upon repurchase or otherwise;

      - Apria fails to pay any interest, including contingent interest and additional amounts, if any, on the notes when due and such failure continues for a period of 30 days past the applicable due date;

      - Apria fails to provide notice of the occurrence of a fundamental change on a timely basis;

      - default in Apria's obligation to convert the notes into shares of its common stock upon exercise of a holder's conversion right;

      - default in Apria's obligation to repurchase the notes at the option of a holder upon a fundamental change or on any other repurchase date;

      - default in Apria's obligation to redeem the notes after it has exercised its option to redeem;

      - Apria fails to perform or observe any of the covenants in the indenture for 60 days after written notice to Apria from the trustee or the holders of at least 25% in principal amount of the outstanding notes;

      - default by Apria or any of its subsidiaries in the payment of the principal or interest on any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any of its indebtedness or indebtedness of any of its subsidiaries for money borrowed in excess of $10.0 million in the aggregate, whether such indebtedness now exists or shall hereafter be created, resulting in such indebtedness becoming or being declared due and payable, and such acceleration shall not have been rescinded or annulled within 30 days after written notice of such acceleration has been received by Apria or such subsidiary;

      - final unsatisfied judgments not covered by insurance aggregating in excess of $10.0 million rendered against Apria or any of its subsidiaries and not stayed, bonded or discharged within 60 days; and

      - certain events involving Apria's bankruptcy, insolvency or reorganization.

      The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal or interest, including contingent interest or additional amounts, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

      If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal and accrued and unpaid interest, including contingent interest and additional amounts, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving Apria, the principal and accrued and unpaid interest, including contingent interest and additional amounts, if any, on the notes will automatically become due and payable. However, if Apria cures all defaults, except the nonpayment of principal or interest, including contingent interest and additional amounts, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

      The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

      No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal or interest, including contingent interest or additional amounts, if any, on the notes, unless:

      - the holder has given the trustee written notice of an event of default;

      - the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

      - the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes;

      - the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

      - the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

      The indenture will require Apria every year to deliver to the trustee a statement as to performance of its obligations under the indenture and as to any defaults.

      A default in the payment of the notes, or a default with respect to the notes that causes them to be accelerated, may give rise to a cross-default under Apria's credit facility or other indebtedness.

SATISFACTION AND DISCHARGE OF THE INDENTURE

      The indenture will generally cease to be of any further effect with respect to the notes, if:

      - Apria has delivered to the trustee for cancellation all outstanding notes, with certain limited exceptions, or

      - all notes not previously delivered to the trustee for cancellation have become due and payable, whether at stated maturity or any redemption date or any repurchase date, including upon the occurrence of a fundamental change, or upon conversion or otherwise, and Apria has deposited with the trustee as trust funds the entire amount in cash and/or its common stock, as applicable under the terms of the indenture, sufficient to pay all the outstanding notes, and if, in either case, Apria also pays or causes to be paid all other sums payable under the indenture by Apria.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

      The notes are not subject to any defeasance provisions under the indenture.

MODIFICATION AND WAIVER

      The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

      - reduce the principal amount of or change the stated maturity of any note;

      - reduce the rate or extend the time for payment of interest, including contingent interest or additional amounts, if any, on any note;

      - reduce any amount payable upon redemption or repurchase of any note, including upon the occurrence of a fundamental change, or change the time at which or circumstances under which the notes may or shall be redeemed or repurchased;

      - impair the right of a holder to institute suit for payment on any note;

      -     change the currency in which any note is payable;

      - impair the right of a holder to convert any note or reduce the number of common shares or any other property receivable upon conversion;

      -     reduce the quorum or voting requirements under the indenture;

      - change any obligation of Apria to maintain an office or agency in the places and for the purposes specified in the indenture;

      - subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

      - reduce the percentage of notes required for consent to any modification of the indenture.

      Apria is permitted to modify certain provisions of the indenture without the consent of the holders of the notes, including to:

      -     add guarantees with respect to the notes or secure the notes;

      - evidence the assumption of its obligations by a successor person under the provisions of the indenture relating to consolidations, mergers and sales of assets;

      - surrender any of its rights or powers under the indenture, including, without limitation, its right to pay any part of the repurchase price of the notes with shares of common stock as provided for by the indenture occurring on a date after the date of such amendment;

      - add covenants or events of default for the benefit of the holders of notes;

      - cure any ambiguity or correct any inconsistency in the indenture, so long as such action will not adversely affect the interests of holders;

      - to modify or amend the indenture to permit the qualification of the indenture or any supplemental indenture under the Trust Indenture Act of 1939 as then in effect;

      -     establish the forms or terms of the notes;

      -     evidence the acceptance of appointment by a successor trustee; and

      - make other changes to the indenture or forms or terms of the notes, provided no such change individually or in the aggregate with all other such changes has or will have a material adverse effect on the interests of the holders of the notes.

CALCULATIONS IN RESPECT OF NOTES

      Apria will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the market prices of Apria's common stock, the amount of accrued interest, including contingent interest and additional amounts, if any, payable on the notes and the conversion price of the notes. Apria will make all these calculations in good faith, and, absent manifest error, its calculations will be final and binding on holders of notes. Apria will provide a schedule of its calculations to each of the trustee and the conversion agent, and each of the trustee and the conversion agent is entitled to rely upon the accuracy of its calculations without independent verification. The trustee will forward Apria's calculations to any holder of notes upon the request of that holder.

TRUSTEE, PAYING AGENT AND CONVERSION AGENT

      Apria has appointed U.S. Bank National Association, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may also provide banking and other services to Apria in the ordinary course of their business. The trustee is under no obligation to exercise any of the rights or powers vested in it under the indenture at the request, order or direction of any of the securityholders, unless the securityholders have offered to the trustee reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which may be incurred therein.

NOTICES

      Except as otherwise described herein, notice to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

GOVERNING LAW

      The notes and the indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

FORM, DENOMINATION, EXCHANGE, REGISTRATION AND TRANSFER

      The notes were issued:

      -     in fully registered form;

      -     without interest coupons; and

      - in denominations of $1,000 principal amount and integral multiples of $1,000. Holders may present notes for conversion, registration of transfer and exchange at the office maintained by Apria for such purpose, which will initially be the Corporate Trust Office of the trustee in The City of New York.

PAYMENT AND PAYING AGENT

      Apria will maintain an office in the Borough of Manhattan, The City of New York, where Apria will pay the principal on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. Apria may pay interest on any notes represented by the registered certificated securities referred to below by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you will be paid, at your written election, by wire transfer in immediately available funds.

      Payments on the notes represented by the global note referred to below will be made to The Depository Trust Company, New York, New York, which is referred to herein as DTC, or its nominee, as the case may be, as the registered owner thereof, in immediately available funds. Apria expects that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. Apria also expects that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments. Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds.

BOOK-ENTRY DELIVERY AND SETTLEMENT

      Apria initially issued the notes in the form of one permanent global note in definitive, fully registered, book-entry form. The global note was deposited on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

      DTC has advised Apria as follows:

      - DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

      - DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates.

      - Direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations.

      - DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

      - Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

      - The rules applicable to DTC and its participants are on file with the SEC.

      Apria has provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. None of the Company, the initial purchasers nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

      Under procedures established by DTC:

      - Upon deposit of the global notes with DTC or its custodian, DTC credited on its internal system the accounts of direct participants designated by the initial purchasers with portions of the principal amounts of the global notes.

      - Ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

      The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

      So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.

      Notes represented by a global security will be exchangeable for registered certificated securities with the same terms only if: (1) DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by Apria within 90 days; (2) Apria decides to discontinue use of the system of book-entry transfer through DTC or any successor depositary; or (3) a default under the indenture occurs and is continuing.

      Neither Apria nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

REGISTRATION RIGHTS

      On August 20, 2003, Apria entered into a registration rights agreement with the initial purchasers. The following summary of the registration rights provided in the registration rights agreement and the notes is not complete. You should refer to the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part, for a full description of the registration rights that apply to the notes.

      Under the registration rights agreement, Apria agreed for the benefit of the holders of the notes and the common stock issuable upon conversion of the notes that Apria will, at its cost:

- file with the SEC no later than the 90th day after the first date of original issuance of the notes, the shelf registration statement of which this prospectus forms a part, covering resales of the notes and the common stock issuable upon conversion thereof pursuant to Rule 415 under the Securities Act;

- use commercially reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act no later than 180 days after the first date of original issuance of the notes; and

- keep the shelf registration statement effective until the earlier of:

      - the second anniversary of the last date of original issuance of the notes;

      - the expiration of the holding period applicable to the notes and the shares of common stock issuable upon conversion of the notes held by non-affiliates under Rule 144(k); and

      - such time as all of the notes and the common stock issuable upon conversion thereof cease to be outstanding or have been sold either pursuant to the shelf registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in force.

      Apria may suspend the effectiveness of the shelf registration statement or the use of this prospectus which forms a part of the shelf registration statement during specified periods under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Apria need not specify the nature of the event giving rise to a suspension in any notice to the holders of the notes. Any suspension period shall not exceed an aggregate of:

      -     45 days in any three-month period; or

      -     120 days for all periods in any 12-month period.

      A holder who elects to sell securities pursuant to this shelf registration statement will:

      - be required to be named as a selling securityholder in the related prospectus;

      -     be required to deliver a prospectus to purchasers;

      - be subject to the civil liability provisions under the Securities Act in connection with any sales; and

      - be subject to the provisions of the registration rights agreement, including indemnification provisions.

      Under the registration rights agreement Apria will:

      -     pay all expenses of this shelf registration statement;

      -     provide each registered holder with copies of the prospectus;

      - notify holders when this shelf registration statement has become effective; and

      - take other reasonable actions as are required to permit unrestricted resales of the notes and common stock issued upon conversion of the notes in accordance with the terms and conditions of the registration rights agreement.

      The plan of distribution of the shelf registration statement permits resales of registrable securities by selling securityholders though brokers and dealers.

                      DESCRIPTION OF APRIA'S CAPITAL STOCK

COMMON STOCK

      Apria's authorized common stock consists of 150,000,000 shares of common stock. All authorized shares of common stock have a par value of $0.001 per share and are entitled to one vote per share on all matters submitted to a vote of stockholders. In the event of a liquidation, dissolution or winding up of Apria, the holders of the common stock are entitled to share ratably in all assets remaining after all liabilities and the liquidation preference attributable to any outstanding preferred stock have been paid. Subject to any preferential rights held by holders of preferred stock, holders of the common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. However, it is not presently anticipated that dividends will be paid on common stock in the foreseeable future, and certain of the debt instruments to which Apria is a party prohibit or restrict the payment of dividends. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities, and there are no redemption provisions with respect to such shares.

      As of September 30, 2003, there were 50,978,921 shares of common stock outstanding. As of September 30, 2003, there were reserved for issuance upon the exercise of options and awards, 11,088,461 shares of common stock, of which 5,121,461 shares of common stock were outstanding.

      The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

      Apria's common stock is currently listed on the New York Stock Exchange under the symbol "AHG."

      For further details regarding the terms of Apria's common stock, please refer to Apria's charter and bylaws, as filed with the SEC and the descriptions contained in Apria's Registration Statement on Form 8-A, filed on February 11, 1992 under Apria's prior name, Abbey Healthcare Group Incorporated, as amended and Apria's Registration Statement on form S-3, filed on August 7, 2001, as amended, and incorporated herein by reference.

PREFERRED STOCK

      Apria's authorized preferred stock consists of 10,000,000 shares of preferred stock. All authorized shares of the preferred stock have a par value of $0.001 per share. Apria's board of directors has the authority to issue shares of preferred stock in one or more series and to fix the designation and relative powers, preferences and rights and qualifications, limitations, or restrictions of all shares of each such series, including without limitation dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences, and the number of shares constituting each such series, without further vote or action by the stockholders. The issuance of the preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of the preferred stock could have the effect of delaying, deferring, or preventing a change in control of Apria without further action by the stockholders.

      As of the date hereof there were no outstanding shares of preferred stock. Apria has no present plans to issue any shares of preferred stock.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

      Apria has shares of common stock and preferred stock available for future issuance without stockholder approval. Apria may use these additional shares for a variety of corporate purposes, including future public or private offerings to raise additional capital, facilitating corporate acquisitions or paying a dividend on its capital stock.

      The existence of unissued and unreserved shares of common stock and preferred stock may enable Apria's board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third party's attempt to obtain control of Apria by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of the company's management. In addition, Apria's issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

DELAWARE LAW AND SPECIFIED CHARTER AND BY-LAW PROVISIONS

      Business combinations. Apria is subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

      Limitation of liability; indemnification. Apria's charter contains provisions permitted under the Delaware General Corporation Law limiting relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty, acts or omissions that involve intentional misconduct or a knowing violation of law or transactions from which the director derived an improper personal benefit. Furthermore, Apria's by-laws contain provisions to indemnify directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. These provisions do not limit or eliminate Apria's right or the right of any of its stockholders to seek non-monetary relief, such as an injunction or rescission in the event of a breach by a director or an officer of his or her duty of care. Apria believes that these provisions assist the company in attracting and retaining qualified individuals to serve as directors.

      Stockholder action; special meeting of stockholders. Apria's by-laws provide that stockholders may take action at a duly called annual or special meeting of stockholders. Apria's by-laws further provide that special meetings of the stockholders may be called by the board of directors, by a special committee of the board of directors vested with the power to call special meetings, or by the stockholders holding of record a majority of the outstanding shares entitled to vote at such meeting.

      Advance notice requirements for stockholder proposals and director nominations. Apria's by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders must meet specified procedural requirements. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders.

                 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of the notes and Apria common stock into which the notes may be converted. This discussion applies only to holders that hold the notes and Apria common stock as capital assets for U.S. federal income tax purposes.

      This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

      -     certain financial institutions;

      -     insurance companies;

      -     dealers and certain traders in securities;

      - persons holding the notes or Apria common stock as part of a "straddle," "hedge," "conversion" or other risk reduction transaction;

      - United States Holders (as defined below) whose functional currency is not the U.S. dollar;

      -     certain former citizens or residents of the United States;

      - partnerships or other entities classified as partnerships for U.S. federal income tax purposes; and

      -     persons subject to the alternative minimum tax.

      This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. Persons considering the purchase of the notes are urged to consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

CLASSIFICATION OF THE NOTES

      The notes will be treated as indebtedness for U.S. federal income tax purposes. Under the indenture governing the notes, Apria will agree, and by acceptance of a beneficial interest in a note each holder of a note will be deemed to have agreed, to treat the notes as indebtedness for U.S. federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments (the "contingent payment debt regulations"). Pursuant to the terms of the indenture, Apria and every holder agree, in the absence of an administrative determination or judicial ruling to the contrary, to be bound by Apria's application of the contingent payment debt regulations to the notes, including Apria's determination of the projected payment schedule (as described below) and the rate at which interest will be deemed to accrue on the notes for U.S. federal income tax purposes. Recently, the Internal Revenue Service (the "IRS") issued Revenue Ruling 2002-31 and Notice 2002-36, addressing the U.S. federal income tax classification and treatment of instruments similar, although not identical, to the notes, and concluded that the instruments addressed in that published guidance were subject to the contingent payment debt regulations. In addition, the IRS also clarified various aspects of the potential applicability of certain other provisions of the Code to the instruments addressed in that published guidance. However, the applicability of the contingent payment debt regulations and Revenue Ruling 2002-31 to any particular instruments, such as the notes, is uncertain. In addition, no rulings have been sought or are expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will not assert that the notes should be treated differently. A different treatment of the notes could affect the amount, timing and character of income, gain or loss with respect to an investment in the notes. Accordingly, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

      The remainder of this discussion assumes that the notes will be treated as indebtedness subject to the contingent payment debt regulations as described above.

TAX CONSEQUENCES TO UNITED STATES HOLDERS

      As used herein, the term "United States Holder" means a beneficial owner of a note or Apria common stock that is for U.S. federal income tax purposes:

      - a citizen or resident of the United States, as determined for United States Federal income tax purposes;

      - a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

      - an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

      - a trust if a court within the United States can exercise primary supervision over its administration, and one or more United States persons have the authority to control all of the substantial decisions of that trust, or certain electing trusts that were in existence on August 20, 1996, and were treated as domestic trusts on the previous date.

INTEREST ACCRUALS ON THE NOTES

      Under the contingent payment debt regulations, a United States Holder, regardless of its method of accounting for U.S. federal income tax purposes, will be required to accrue interest income, as original issue discount for U.S. federal income tax purposes, on the notes on a constant yield basis at an assumed yield (the "comparable yield") determined at the time of issuance of the notes. Accordingly, United States Holders generally will be required to include interest in gross income, in each taxable year prior to maturity of the notes, in excess of the regular interest payments on the notes. The comparable yield for the notes is based on the yield at which Apria could issue a nonconvertible fixed rate debt instrument with no contingent payments, but with terms otherwise similar to those of the notes. Apria has determined the comparable yield to be 8.625%, compounded semi-annually.

      Solely for purposes of determining the amount of interest income that a United States Holder will be required to accrue, Apria is required to construct a "projected payment schedule" in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Holders that wish to obtain the projected payment schedule may do so by contacting Apria Healthcare Group Inc., 26220 Enterprise Court, Lake Forest, California 92630, Attention: Treasurer.

      NEITHER THE COMPARABLE YIELD NOR THE PROJECTED PAYMENT SCHEDULE CONSTITUTES A REPRESENTATION BY APRIA REGARDING THE ACTUAL AMOUNT THAT WILL BE PAID ON THE NOTES, OR THE VALUE AT ANY TIME OF APRIA COMMON STOCK INTO WHICH THE NOTES MAY BE CONVERTED.

      For U.S. federal income tax purposes, a United States Holder is required under the contingent payment debt regulations to use the comparable yield and the projected payment schedule established by Apria in determining interest accruals and adjustments in respect of a note, unless such United States Holder timely discloses and justifies the use of a different comparable yield and projected payment schedule to the IRS. Pursuant to the terms of the indenture, Apria and every United States Holder agree, in the absence of an administrative determination or judicial ruling to the contrary, to be bound by Apria's determination of the comparable yield and projected payment schedule.

      Based on the comparable yield and the issue price of the notes, a United States Holder of a note, regardless of its method of tax accounting, will be required to accrue as interest income the sum of the daily portions of interest on the notes for each day in the taxable year on which the United States Holder holds the note, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the notes (as set forth below). The issue price of the notes is the first price at which a substantial amount of the notes is sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers (the "issue price").

      The daily portions of interest in respect of a note are determined by allocating to each day in an accrual period the ratable portion of interest on the note that accrues in the accrual period. The amount of interest on a note that accrues in an accrual period is the product of the comparable yield on the note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the note. The adjusted issue price of a note at the beginning of the first accrual period will equal its issue price and for any accrual periods thereafter will be (x) the sum of the issue price of such note and any interest previously accrued thereon (disregarding any positive or negative adjustments described below) minus (y) the amount of any projected payments on the notes for previous accrual periods (without regard to the actual amount paid).

      In addition to the interest accrual discussed above, a United States Holder will be required to recognize interest income equal to the amount of the excess of actual payments over projected payments (a "positive adjustment") in respect of a note for a taxable year. For this purpose, the payments in a taxable year include the fair market value of property (including Apria's common stock) received in that year. If a United States Holder receives actual payments that are less than the projected payments in respect of a note for a taxable year, the United States Holder will incur a "negative adjustment" equal to the amount of such difference. This negative adjustment will (i) first reduce the amount of interest in respect of the note that a United States Holder would otherwise be required to include in income in the taxable year and (ii) to the extent of any excess, will give rise to an ordinary loss equal to that portion of such excess that does not exceed the excess of (A) the amount of all previous interest inclusions under the note over (B) the total amount of the United States Holder's net negative adjustments treated as ordinary loss on the note in prior taxable years. A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described in (i) and (ii) will be carried forward to offset future interest income in respect of the notes or to reduce the amount realized on a sale, conversion, exchange or retirement of the notes.

Sale, Conversion, Exchange or Retirement of the Notes

      Upon a sale, conversion, exchange or retirement of a note for cash or Apria common stock, a United States Holder will generally recognize gain or loss equal to the difference between the amount realized on the sale, conversion, exchange or retirement, including the fair market value of Apria's common stock received, if any, and such United States Holder's adjusted tax basis in the note. A United States Holder's adjusted tax basis in a note will generally be equal to the United States Holder's purchase price for the note, increased by any interest income previously accrued by the United States Holder, determined without regard to any positive or negative adjustments to interest accruals described above, and decreased by the amount of any projected payments on the note for previous accrual periods, without regard to the actual amount paid. In the case of a United States Holder that purchases the notes in the secondary market for an amount that differs from the adjusted issue price of the note at the time of purchase, the adjusted tax basis must also be increased or decreased by the amount of any positive or negative adjustment, respectively, that the U.S. holder is required to make as a result of the purchase at such price. A United States Holder generally will treat any gain as ordinary interest income and any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary loss, and the balance as capital loss. The deductibility of capital losses is subject to limitations.

      A United States Holder's initial tax basis in Apria common stock received upon a conversion of a note will equal the then current fair market value of such common stock. The United States Holder's holding period for the common stock received may commence on the day immediately following the date of conversion and not on the date of acquisition of the note. However, the matter is not entirely certain and United States Holders may be entitled to include their holding period for the notes as part of their holding period for the Apria common stock received upon conversion. United States Holders should consult their tax advisors regarding the proper application of the holding period rules to their situation.

Purchases of Notes at a Price other than the Adjusted Issue Price

      If a United States Holder purchases a note in the secondary market for an amount that differs from the adjusted issue price of the note at the time of purchase, the United States Holder will be required to accrue interest income on the note in accordance with the comparable yield even if market conditions have changed since the date of issuance. Except to the extent described below as to notes that are deemed to be "exchange listed," a United States Holder must reasonably determine whether the difference between the purchase price for a note and the adjusted issue price of a note is attributable to a change in expectation as to the contingent amounts potentially payable in respect of the note, a change in interest rates since the note were issued, or both, and allocate the difference accordingly. Adjustments allocated to a change in interest rates will cause, as the case may be, a "positive adjustment" or a "negative adjustment" to interest inclusion. If the purchase price of a note is less than its adjusted issue price of the note, a positive adjustment will result, and if the purchase price is more than the adjusted issue price of the note, a negative adjustment will result. To the extent that an adjustment is attributable to a change in interest rates, it must be reasonably allocated to the daily portions of interest over the remaining term of the note. To the extent that the difference between the purchase price for the note and the adjusted issue price of the note is attributable to a change in expectations as to the contingent amounts potentially payable in respect of the note (and not to a change in the market interest rates), a United States Holder will be required to reasonably allocate that difference to the contingent payments. Adjustments allocated to the contingent payments will be taken into account as "positive" or "negative" adjustments, as the case may be, when the contingent payments are made. Any negative or positive adjustment of the kind described above will decrease or increase, respectively, the tax basis in the note.

      Finally, if a note is deemed to be "exchange listed" property then, instead of allocating the difference between adjusted issue price of the note and the United States holder's tax basis in the note to any projected payments, the holder generally would be permitted, but not required, to allocate such difference on a pro rata basis to the daily portions of interest determined under the projected payment schedule over the remaining term of the note. This pro rata allocation, however, would not be reasonable and thus would not be permitted to the extent that the allocation produces a deemed yield on the note that is less than the applicable federal rate for the note as of the issue date (which was 4.31% based on semi-annual compounding). The notes will be considered "exchange listed" if they are listed on either a national securities exchange or an interdealer quotation system sponsored by a national securities association. Currently, the notes are not considered to be "exchange listed."

      Certain United States Holders will receive Forms 1099-OID reporting interest accruals on their note. Those forms will not, however, reflect the effect of any positive or negative adjustments resulting from the purchase of a note in the secondary market at a price that differs from its adjusted issue price on the date of purchase. United States Holders are urged to consult their tax advisor as to whether, and how, such adjustments should be made to the amounts reported on any Form 1099-OID

Constructive Dividends

      If at any time Apria increases the conversion rate, either at Apria's discretion or pursuant to the anti-dilution provisions, the increase may be deemed to be the payment of a taxable dividend to the United States Holders of the notes.

      Generally, a reasonable increase in the conversion rate in the event of stock dividends or distributions of rights to Apria's stockholders to subscribe for Apria common stock will not be a taxable dividend.

Taxation of Distributions on Common Stock

      Distributions with respect to shares of Apria common stock received upon a conversion of a note, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be includible in gross income by the United States Holder and taxable as ordinary income when received or accrued, in accordance with such United States Holder's method of tax accounting. If a distribution exceeds Apria's current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the United States Holder's investment, to the extent of United States Holder's tax basis in the common stock. Any remaining excess will be treated as a capital gain. Under recently enacted legislation, dividends received by noncorporate United States

Holders on Apria common stock may be subject to U.S. federal income tax at preferential rates applicable with respect to capital gains if certain conditions are met. United States Holders should consult their own tax advisers regarding the implications of this new legislation in their particular circumstances.

Sale or Other Taxable Disposition of Common Stock

      Gain or loss realized by a United States Holder on the sale or other taxable disposition of Apria's common stock received upon conversion of a note will be recognized as capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the United States Holder held the common stock for more than one year. The amount of the United States Holder's gain or loss will be equal to the difference between the United States Holder's adjusted tax basis in the common stock disposed of and the amount realized on the disposition. The deductibility of capital losses is subject to limitations.

TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

      As used herein, the term "Non-United States Holder" means a beneficial owner of a note or Apria common stock that is an individual, a corporation, an estate or trust, that is not a United States Holder.

Notes

      All payments on the notes made to a Non-United States Holder, including a payment in Apria's common stock or cash pursuant to a conversion, exchange or retirement and any gain realized on a sale of the notes, will be exempt from U.S. federal income and withholding tax, provided that:

      - the Non-United States Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of Apria's stock entitled to vote and is not a controlled foreign corporation (as defined in the Code) related, directly or indirectly, to Apria through stock ownership and is not a bank receiving certain types of interest,

      - the certification requirement described below has been fulfilled with respect to the Non-United States Holder,

      - such gain or payments are not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States,

      - in the case of gain realized on the sale, conversion, exchange or retirement of the notes, Apria is not, and has not been within the shorter of the five-year period preceding such sale, conversion, exchange or retirement or the period the Non-United States Holder held the notes, a U.S. real property holding corporation (as defined in the Code). Apria believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes; and

      - in the case of gain realized by an individual Non-United States Holder on the sale, conversion, exchange or retirement of the notes, the Non-United States Holder is not present in the United States for at least 183 days or more during the taxable year of the disposition or certain other requirements are not met.

However, if a Non-United States Holder were deemed to have received a constructive dividend (see " -- Tax Consequences to United States Holders -- Constructive Dividends" above), the Non-United States Holder generally will be subject to United States withholding tax at a 30% rate, subject to reduction by an applicable treaty, on the taxable amount of the dividend. A Non-United States Holder who is subject to withholding tax under such circumstances should consult his own tax adviser as to whether he can obtain a refund for all or a portion of the withholding tax.

      The certification requirement referred to above will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a U.S. person and provides its name and address.

      If a Non-United States Holder of a note is engaged in a trade or business in the United States, and if payments on or gain realized on a sale or other disposition of the note are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see " -- Tax Consequences to United States Holders" above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisers with respect to other tax consequences of the ownership of the notes, including the possible imposition of a 30% branch profits tax in the case of corporate Non-United States Holders.

Distributions on Common Stock

      Dividends paid to a Non-United States Holder of Apria's common stock generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction under an applicable treaty. In order to obtain a reduced rate of withholding, a Non-United States Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under a treaty. A Non-United States Holder who is subject to withholding tax under such circumstances should consult his own tax adviser as to whether he can obtain a refund for all or a portion of the withholding tax.

      If a Non-United States Holder of Apria's common stock is engaged in a trade or business in the United States, and if the dividends are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see " -- Tax Consequences to United States Holders" above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisers with respect to other tax consequences of the ownership of Apria's common stock, including the possible imposition of a 30% branch profits tax in the case of corporate Non-United States Holders.

Sale or Other Taxable Disposition of the Common Stock

      A Non-United States Holder generally will not be subject to U.S. federal income and withholding tax on gain realized on a sale or other disposition of the common stock received upon a conversion of a note, unless (a) the gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States, (b) in the case of a Non-United States Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) Apria is or has been a U.S. real property holding corporation (as defined in the Code) at any time within the shorter of the five year period preceding such sale, exchange or disposition and the period the Non-United States Holder held the common stock. Apria believe that it is not, and does not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

      If a Non-United States Holder of Apria's common stock is engaged in a trade or business in the United States, and if the gain on the common stock is effectively connected with the conduct of this trade or business, the Non-United States Holder will generally be taxed in the same manner as a United States Holder (see " -- Tax Consequences to United States Holders" above). These Non-United States Holders should consult their own tax advisers with respect to other tax consequences of the disposition of the common stock, including the possible imposition of a 30% branch profits tax in the case of corporate Non-United States Holders.

BACKUP WITHHOLDING AND INFORMATION REPORTING

      Information returns may be filed with the IRS in connection with payments on the notes, Apria's common stock and the proceeds from a sale or other disposition of the notes or Apria's common stock. A United States Holder may be subject to United States backup withholding tax on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A Non-United States Holder may be subject to United States backup withholding tax on these payments unless the Non-United States Holder complies with certification procedures to establish that it is not a U.S. person. The certification procedures required of Non-United States Holders to claim the exemption from withholding tax on certain payments on the notes, described above, will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

DISCLOSURE AUTHORIZATION

      Notwithstanding anything express or implied to the contrary in this prospectus and the documents referred to herein, each prospective investor and actual investor, and each of the respective employees, representatives and agents of such prospective investor and actual investor, may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind that are provided to any such persons relating to such tax treatment and tax structure. However, the foregoing does not constitute an authorization to disclose Apria's identity or that of Apria's affiliates, agents or advisers, or, except to the extent relating to such tax structure or tax treatment, any specific pricing terms or commercial or financial information.

                             SELLING SECURITYHOLDERS

      On August 20, 2003, Apria issued and sold the notes in private placement transactions to the initial purchasers. The initial purchasers sold the notes to "qualified institutional buyers," as defined in Rule 144A under the Securities Act, in transactions exempt from the registration requirements of the Securities Act. The selling securityholders, including their transferees, pledgees, donees or successors, may from time to time, offer and sell any or all of the notes and shares issued upon conversion of the notes pursuant to this prospectus or a prospectus supplement. The selling securityholders will receive the proceeds from this offering. Apria will not receive any of the proceeds from this offering.

      The following table sets forth certain information with respect to the selling securityholders and the respective principal amounts of notes and shares of common stock beneficially owned by each selling securityholder. Apria obtained such information from the selling securityholders. To Apria's knowledge, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with Apria or any of Apria's predecessors or affiliates. Because each selling securityholder may offer all or some portion of the notes or the common stock issuable upon conversion thereof pursuant to this prospectus and the number of shares of common stock into which the notes are convertible is subject to adjustment, no estimate can be given as to the amount of notes or the common stock issuable upon conversion thereof that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

                                                               PRINCIPAL                  NUMBER OF                     NUMBER OF
                                                                 AMOUNT                   SHARES OF      MAXIMUM        SHARES OF
                                                                OF NOTES                   COMMON       NUMBER OF      COMMON STOCK
                                                              BENEFICIALLY   PERCENTAGE     STOCK       SHARES OF      BENEFICIALLY
                                                                OWNED AND    OF NOTES    BENEFICIALLY COMMON STOCK   OWNED AFTER THE
  SELLING SECURITY HOLDER                                    OFFERED HEREBY  OUTSTANDING   OWNED(1)    TO BE SOLD(1)    OFFERING(5)
  -----------------------                                    --------------- ----------   ---------   --------------   ------------
DBAG London                                                     $38,000,000     15.20%   1,090,037     1,090,037            --
Nomura Securities Intl Inc.                                     $17,500,000      7.00%     503,491       501,991         1,500
Tribeca Investments, Ltd.                                       $14,500,000      5.80%     415,935       415,935            --
Argent LowLev Convertible Arbitrage Fund Ltd.                   $11,700,000      4.68%     335,616       335,616            --
Credit Lyonnais Securities (USA) Inc.                            $9,000,000      3.60%     258,166       258,166            --
BNP Paribas Equity Strategies, SNC                               $8,425,000      3.37%     258,662       241,672        16,990
Gala Offshore Master Fund Ltd.                                   $8,100,000      3.24%     232,350       232,350            --
MLQA Convertible Securities Arbitrage Ltd.                       $7,500,000      3.00%     215,139       215,139            --
Calamos(R) Convertible Fund  - Calamos(R) Investment Trust       $6,665,000      2.67%     191,186       191,186            --
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.         $6,000,000      2.40%     172,111       172,111            --
Sunrise Partners Limited Partnership                             $6,000,000      2.40%     180,711       172,111         8,600
GLG Market Neutral Fund                                          $5,000,000      2.00%     143,426       143,426            --
Highbridge International LLC                                     $5,000,000      2.00%     143,426       143,426            --
Triborough Partners International Ltd.                           $4,550,000      1.82%     130,517       130,517            --
National Bank of Canada                                          $4,500,000      1.80%     129,083       129,083            --
St. Thomas Trading, Ltd.                                         $4,290,000      1.72%     123,059       123,059            --
Sage Capital                                                     $3,350,000      1.34%      96,095        96,095            --
Canyon Value Realization Fund (Cayman), Ltd.                     $3,280,000      1.31%      94,087        94,087            --
Man Convertible Bond Master Fund, Ltd.                           $3,210,000      1.28%      92,079        92,079            --
Canyon Capital Arbitrage Master Fund, Ltd.                       $2,400,000         *       68,844        68,844            --
Class C Trading Company, Ltd.                                    $2,100,000         *       60,238        60,238            --
Argent LowLev Convertible Arbitrage Fund LLC                     $2,000,000         *       57,370        57,370            --
S.A.C. Capital Associates, LLC                                   $2,000,000         *       69,870        57,370        12,500
The Coast Fund, L.P.                                             $2,000,000         *       57,370        57,370            --
TQA Master Plus Fund, Ltd.                                       $1,985,000         *       56,940        56,940            --
Triborough Partners LLC                                          $1,950,000         *       55,936        55,936            --
Lyxor/Gala II Fund Ltd.                                          $1,900,000         *       54,501        54,501            --
Lyxor Master Fund                                                $1,900,000         *       54,501        54,501            --
Argent Classic Convertible Arbitrage Fund L.P.                   $1,800,000         *       51,633        48,764            --
BNP Paribas Arbitrage                                            $1,500,000         *       43,027        43,027            --
Singlehedge U.S. Convertible Arbitrage Fund                      $1,387,000         *       39,786        39,786            --
The Dow Chemical Company Employees' Retirement Plan              $1,355,000         *       38,868        38,868            --
White River Securities LLC                                       $1,250,000         *       35,856        35,856            --
Bear Stearns & Co. Inc.                                          $1,250,000         *       35,856        35,856            --
Sturgeon Limited                                                 $1,204,000         *       34,536        34,536            --

Canyon Value Realization Fund, L.P.                              $1,200,000         *       34,422        34,422            --
Silver Convertible Arbitrage Fund, LDC                           $1,200,000         *       34,422        34,422            --
JMG Triton Offshore Fund, Ltd.                                   $1,000,000         *       28,685        28,685            --
McMahan Securities Co. L.P.                                      $1,000,000         *       28,685        28,685
SPT                                                                $915,000         *       26,246        26,246            --
Xavex Convertible Arbitrage 2 Fund                                 $900,000         *       25,816        25,816            --
Zurich Institutional Benchmarks Master Fund Ltd.                   $815,000         *       23,378        23,378            --
Delta Airlines Master Trust                                        $740,000         *       21,227        21,227            --
Boilermaker - Blacksmith Pension Trust                             $725,000         *       20,796        20,796            --
TQA Master Fund, Ltd.                                              $679,000         *       19,477        19,477            --
Union Carbide Retirement Account                                   $625,000         *       17,928        17,928            --
Argent Classic Convertible Arbitrage Fund II, L.P.                 $600,000         *       17,211        17,211            --
Xavex Convertible Arbitrage 10 Fund                                $600,000         *       17,211        17,211            --
Lyxor/Convertible Arbitrage Fund Limited                           $571,000         *       16,379        16,379            --
CNH CA Master Account, L.P.                                        $500,000         *       14,342        14,342            --
Quest Global Convertible Master Fund, Ltd.                         $500,000         *       14,342        14,342            --
Canyon Value Realization Mac 18, Ltd. (RMF)                        $480,000         *       13,768        13,768            --
Dorinco Reinsurance Company                                        $410,000         *       11,760        11,760            --
Zurich Institutional Benchmark Master Fund Ltd                     $400,000         *       11,474        11,474            --
Port Authority of Allegheny County Retirement and
     Disability Allowance Plan for the Employees
     Represented by Local 85 of the Amalgamated
     Transit Union                                                 $335,000         *        9,609         9,609            --
SSI Hedged Convertible Market Neutral L.P.                         $256,000         *        7,343         7,343            --
Deutsche Bank Securities Inc.                                      $250,000         *        7,171         7,171            --
Quest/Lighthouse Multi Strategy Master Fund                        $250,000         *        7,171         7,171            --
Delta Pilots Disability and Survivorship Trust                     $215,000         *        6,167         6,167            --
The California Wellness Foundation                                 $215,000         *        6,167         6,167            --
HFR Ca Global Select Master Trust                                  $200,000         *        5,737         5,737
BP Amoco PLC Master Trust                                          $189,000         *        5,421         5,421            --
Louisiana Workers' Compensation Corporation                        $185,000         *        5,306         5,306            --
LDG Limited                                                        $179,000         *        5,134         5,134            --
Univar USA Inc. Retirement Plan                                    $160,000         *        4,589         4,589            --
City of Knoxville Pension System                                   $155,000         *        4,446         4,446            --
Macomb County Employees' Retirement System                         $155,000         *        4,446         4,446            --

RBC Alternative Assets, L.P.                                       $150,000         *        4,302         4,302            --
Aventis Pension Master Trust                                       $135,000         *        3,872         3,872            --
SSI Blended Market Neutral L.P.                                    $129,000         *        3,700         3,700            --
Xavex Convertible Arbitrage 7 Fund                                 $129,000         *        3,700         3,700            --
Sphinx Convertible Arb Fund SPC                                    $128,000         *        3,671         3,671            --
Calamos(R) Convertible Portfolio - Calamos(R) Advisors Trust       $90,000          *        2,581         2,581            --
SCI Endowment Care Common Trust Fund - National
     Fiduciary Services                                             $85,000         *        2,438         2,438            --
The Fondren Foundation                                              $75,000         *        2,151         2,151            --
Knoxville Utilities Board Retirement System                         $70,000         *        2,007         2,007            --
CEMEX Pension Plan                                                  $68,000         *        1,950         1,950            --
Hotel Union & Hotel Industry of Hawaii Pension Plan                 $68,000         *        1,950         1,950            --
Prisma Foundation                                                   $48,000         *        1,376         1,376            --
SCI Endowment Care Common Trust Fund - Suntrust                     $42,000         *        1,204         1,204            --
Kettering Medical Center Funded Depreciation Account                $40,000         *        1,147         1,147            --
The Cockrell Foundation                                             $37,000         *        1,061         1,061            --
Sphinx Fund                                                         $22,000         *          631           631            --
SCI Endowment Care Common Trust Fund - First Union                  $18,000         *          516           516            --
Lexington Vantage Fund                                              $14,000         *          401           401            --
Viacom Inc. Pension Plan Master Trust                                $6,000         *          172           172            --
Jefferies & Company Inc.                                             $2,000         *           57            57            --

Any other holders of notes or future transferees, pledgees,
     donees of or from any such holder(2)(3)                    $37,489,000     15.00%   1,075,379     1,075,379            --
                                                               ------------     ------   ---------     ---------        ------
     Total..................................................   $250,000,000       100%   7,210,890     7,171,300(4)     39,590

* Indicates ownership of less than 1%.

(1) Assumes conversion of all of the holder's notes at a conversion rate of
28.6852 shares of common stock per $1,000 principal amount at maturity of notes, rounded down to the nearest whole number of shares. However, this conversion rate is subject to adjustment as described under "Description of Notes - Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Information concerning other selling securityholders, if any, will be set forth in supplements to this prospectus from time to time, if required.

(3) Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the shares of common stock issuable upon conversion of the notes at the initial conversion rate.

(4) Assumes conversion of all $250,000,000 principal amount of notes at a conversion rate of 28.6852 shares of common stock per $1,000 principal amount at maturity of notes rounded down to the nearest whole number of shares. This total may not reflect the actual number of shares to be issued by Apria because holders of notes will not receive fractional shares upon conversion, but a cash payment to account for any such fractional share.

(5) Assumes selling securityholders sell maximum number of shares issued upon conversion of the notes.

                              PLAN OF DISTRIBUTION

      Apria is registering the notes and associated shares of common stock on behalf of the selling securityholders. The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors, may, from time to time, sell the notes and shares directly to purchasers. Alternatively, the selling securityholders may offer the notes and shares from time to time to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling securityholders and/or the purchasers of the securities, for whom they may act as agents. The compensation as to a particular broker/dealer may be in excess of customary commissions. The selling securityholders and any underwriters, broker/dealers or agents that participate in the distribution of notes and shares may, in connection with these sales, be deemed to be "underwriters" within the meaning of the Securities Act, and any profit from the sale of such securities by them and any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

      The selling securityholders may sell the notes and shares from time to time, in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices, as determined by the selling securityholders. The sale of the notes and shares may be effected in transactions:

      - on any national securities exchange or quotation service on which the notes or Apria common stock may be listed or quoted at the time of sale, including The Portal Market of the National Association of Securities Dealers, Inc. with respect to the notes and the New York Stock Exchange with respect to the conversion shares;

      -     in the over-the-counter market;

      - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

      -     through the writing of options.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold pursuant to Rule 144 rather than pursuant to this prospectus. The selling securityholders may not sell any security described in this prospectus and may not transfer, devise or gift such securities by other means not described in this prospectus.

      These sales may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction. The selling securityholders may also enter into hedging transactions with broker/dealers in connection with the sales of the notes and shares. These broker/dealers may in turn engage in short sales of the notes and shares in the course of hedging their positions. The selling securityholders may sell the notes and shares to close out short positions, or loan or pledge the notes and shares to broker/dealers that, in turn, may sell the notes and shares.

      At the time a particular offering of the notes and shares is made, if required, a prospectus supplement will be distributed setting forth the names of the selling securityholders, the aggregate amount of notes and shares being offered, and, to the extent required, the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commission or concessions allowed or reallowed or paid to the broker/dealers.

      To comply with certain states' securities laws, if applicable, the selling securityholders must offer or sell the notes and shares in such jurisdictions only through registered or licensed brokers/dealers. In addition, in some states the selling securityholders may not sell the notes and shares unless the notes and shares have been registered or qualified for sale in the applicable state or an exemption from registration or qualification is available and the conditions of which have been satisfied.

      Pursuant to the registration rights agreement, all expenses of the registration of notes and shares will be paid by Apria, including, without limitation, any SEC filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling securityholders will pay all underwriting discounts and selling commissions, if any. The selling securityholders will be indemnified by Apria against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. Apria will be indemnified by the selling securityholders against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

      Pursuant to the registration rights agreement, Apria is required to use commercially reasonable efforts to keep the shelf registration statement continuously effective until the earlier of August 20, 2005, or the date on which the notes and shares are permitted to be freely sold or distributed to the public pursuant to Rule 144(k) of the Securities Act or the date on which there are no outstanding notes. Notwithstanding the foregoing obligations, Apria may, under certain circumstances, postpone or suspend the filing or the effectiveness of the shelf registration statement, or any amendments or supplement thereto, or the sale of notes and shares hereunder. See "Description of Notes -- Registration Rights."

                                  LEGAL MATTERS

      The validity of the notes offered hereby will be passed upon for Apria by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

                                     EXPERTS

      The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from Apria's annual report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the estimated fees and expenses payable by Apria in connection with the issuance and distribution of the securities registered hereby:

SEC Registration fee .......................      $ 20,225
Printing, duplicating and engraving expenses      $120,000*
Legal fees and expenses ....................      $300,000*
Accounting fees and expenses ...............      $100,000*
Miscellaneous ..............................      $ 25,000*
                                                  --------
   Total ...................................      $565,225
                                                  ========

----------

*     Estimate

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 102(b)(7) of the Delaware General Corporation Law, as amended, allows a corporation to include a provision in its certificate of incorporation limiting or eliminating the personal liability of directors of the corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director (a) breached his/her duty of loyalty to the corporation or its stockholders, (b) acted not in good faith or in knowing violation of a law, (c) authorized the payment of a dividend or approved a stock repurchase in violation of Delaware General Corporation Law or (d) obtained an improper personal benefit from a transaction.

      Section 145 of the Delaware General Corporate Law permits a corporation to indemnify a person who was or is a party or is threatened to be made a party to any threatened, pending or completed third party proceeding, other than an action by or in the right of the Registrant, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against expenses including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, the corporation is permitted to indemnify any of its directors or officers against expenses, including attorneys' fees, actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that the corporation shall not indemnify such person if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability. The rights granted under this section of the Delaware General Corporate Law are not exclusive of any other rights to which such person is entitled. The corporation may purchase and maintain insurance on behalf of such persons against any liability asserted against or incurred by such persons in any capacity as or arising out of such persons' status as an director, officer, employee or agent of the corporation.

      Section 174 of the Delaware General Corporation Law provides, among other things, that all directors who willfully or negligently approve an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for the full amount paid out in connection with these actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to these actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts. Any director against whom a claim is successfully asserted may recover contribution from any other directors who voted or concurred in the unlawful action.

      Article 8 of Apria's Restated Certificate of Incorporation, as amended, includes a provision eliminating the personal liability of its directors for monetary damages for breach of fiduciary duty as a director to the fullest extent authorized by, and subject to the limitations expressed in Delaware law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, Article 8 of the Restated Certificate provides that Apria is required to indemnify its directors and officers against any liabilities, losses or related expenses that they may incur by reason of serving or having served as directors or officers of Apria, or serving or having served at the request of Apria as a director, officer, trustee, partner, employee or agent of any entity in which Apria has an interest, to the fullest extent permitted by Delaware law. Apria is authorized to provide by bylaw, agreement or otherwise for indemnification of directors, officers, employees and agents in excess of the indemnification otherwise permitted by applicable law. The rights conferred in the Restated Certificate are not exclusive of any other right which the director or officer may have, or thereafter acquire under any statute, provision of the Restated Certificate, bylaw, agreement or otherwise. The bylaws of Apria provide that Apria may maintain director and officer liability insurance at its own expense.

ITEM 16. EXHIBITS.

      See Exhibit Index attached hereto and incorporated by reference.

ITEM 17. UNDERTAKINGS.

            (a) The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to

Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to securityholders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

            (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

            (e) The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, State of California, on November 18, 2003.

                       APRIA HEALTHCARE GROUP INC.


                       By:  /s/ AMIN I. KHALIFA
                            ----------------------------------------------------
                            Amin I. Khalifa
                            Executive Vice President and Chief Financial Officer


                               POWERS OF ATTORNEY

      KNOWN ALL PERSONS BY THESE PRESENT, that each persons whose signature appears below does hereby constitute and appoints Lawrence M. Higby, Amin I. Khalifa and Robert S. Holcombe, and each of them, with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agent to act for him or her in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement the Company may hereafter file with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933 to register additional shares of common stock, and to file this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do to cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

             SIGNATURE                                    TITLE                               DATE
             ---------                                    -----                               ----
     /s/ LAWRENCE M. HIGBY               President, Chief Executive Officer and         November 18, 2003
-----------------------------------      Director (Principal Executive Officer)
         Lawrence M. Higby

      /s/ AMIN I. KHALIFA               Executive Vice President and Chief Financial    November 18, 2003
-----------------------------------       Officer (Principal Financial Officer and
          Amin I. Khalifa                          Accounting Officer)

     /s/ RALPH W. WHITWORTH
-----------------------------------
         Ralph W. Whitworth                             Director                        November 18, 2003

                                                        Director
-----------------------------------
         Vicente Anido, Jr.

                                                        Director
-----------------------------------
           I.T. Corley

     /s/ DAVID L. GOLDSMITH                             Director                        November 18, 2003
-----------------------------------
         David L. Goldsmith

             SIGNATURE                                    TITLE                            DATE
             ---------                                    -----                            ----
     /s/ RICHARD H. KOPPES
-----------------------------------                     Director                     November 18, 2003
         Richard H. Koppes

   /s/ PHILIP R. LOCHNER, JR.
-----------------------------------                     Director                     November 18, 2003
       Philip R. Lochner, Jr.

        /s/ JERI L. LOSE
-----------------------------------                     Director                     November 18, 2003
            Jeri L. Lose

  /s/ BEVERLY BENEDICT THOMAS
-----------------------------------                     Director                     November 18, 2003
      Beverly Benedict Thomas

EXHIBIT INDEX

EXHIBIT
 NUMBER                           DESCRIPTION
 ------                           -----------
1.1#        Purchase Agreement, dated as of August 15, 2003, between Apria
            Healthcare Group Inc., and Banc of America Securities LLC, J.P.
            Morgan Securities Inc., Morgan Stanley & Co. Incorporated as
            representatives of the several initial purchasers.

3.1 Restated Certificate of Incorporation, dated June 28, 1995, incorporated by reference to Abbey's Registration Statement on Form
            S-4 (Registration No. 33-90658), and its appendices, as filed on March 27, 1995.

3.2         Certificate of Ownership and Merger merging Apria Healthcare Group
            Inc. into Abbey and amending Abbey's Restated Certificate of
            Incorporation to change Abbey's name to "Apria Healthcare Group
            Inc," filed as Exhibit 3.2 to the Annual Report on Form 10-K of
            Apria Healthcare Group Inc. for the year ended December 31, 2001, and incorporated herein by reference.

3.3 Amended and Restated Bylaws of Apria Healthcare Group Inc., as amended on May 5, 1998, filed as Exhibit 3.2 to the Quarterly Report on Form 10-Q of Apria Healthcare Group Inc. for the quarter ended
            June 30, 1998, and incorporated herein by reference.

3.4 Amended and Restated Bylaws of Apria Healthcare Group Inc., as amended on September 3, 2002, filed as Exhibit 3.1 to the Quarterly
            Report on Form 10-Q of Apria Healthcare Group Inc. for the quarter ended September 30, 2002, and incorporated herein by reference.

3.5 Amended and Restated Bylaws of Apria Healthcare Group Inc., as amended on November 20, 2002, filed as Exhibit 3.7 to the Annual
            Report on Form 10-K of Apria Healthcare Group Inc. for the year ended December 31, 2002, and incorporated herein by reference.

4.1#        Form of 3-3/8% Convertible Senior Note due 2033 (included in Exhibit
            4.3).

4.2         Certificate of Designation, incorporated by reference to Abbey's
            Registration Statement on Form S-4 (Registration No. 33-90658), and its appendices, as filed on March 27, 1995.

4.3#        Indenture, dated August 20, 2003, between Apria Healthcare Group
            Inc. and U.S. Bank National Association, as Trustee.

4.4# Registration Rights Agreement, dated as of August 20, 2003, by and among Apria Healthcare Group Inc., Banc of America Securities LLC,
            J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, as representatives of the initial purchasers.

5.1#        Opinion of Gibson, Dunn & Crutcher LLP.

8.1#        Opinion of Gibson, Dunn & Crutcher LLP re: tax matters.

12.1#       Computation of Ratios of Earnings to Fixed Charges.

23.1#       Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).

23.2#       Consent of Deloitte & Touche LLP.

24.1# Power of Attorney (included on signature page of this registration statement).

25.1#       Form T-1 Statement of Eligibility of Trustee under the Trust
            Indenture Act of 1939, as amended, of U.S. Bank National
            Association, as Trustee.

----------------------------

# filed herewith


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